Exhibit (a)(1)(A)

Offer to Purchase

All Outstanding Shares of Common Stock

of

REIS, INC.

at

$23.00 Net Per Share in Cash

by

MOODY’S ANALYTICS MARYLAND CORP.

a wholly-owned subsidiary of

MOODY’S CORPORATION

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT

11:59 P.M., EASTERN TIME, ON OCTOBER 12, 2018,

UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

Moody’s Analytics Maryland Corp., a Maryland corporation (“Purchaser”) and a direct wholly-owned subsidiary of Moody’s Corporation, a Delaware corporation (“Parent”) is offering to purchase (the “Offer”) all outstanding shares of common stock, par value $0.02 per share (“Shares”), of Reis, Inc., a Maryland corporation (“Reis”), at a price per Share of $23.00, net to the holder in cash, without interest, less any applicable withholding taxes (the “Offer Price”) upon the terms and subject to the conditions described in this Offer to Purchase (together with any amendments or supplements hereto, this “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”). The Offer is being made in connection with the Agreement and Plan of Merger, dated as of August 29, 2018 (together with any amendments or supplements thereto, the “Merger Agreement”), among Reis, Parent and Purchaser, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Reis, without a meeting of the Reis stockholders in accordance with Section 3-106.1 of the General Corporation Law of the State of Maryland (the “MGCL”), and Reis will be the surviving corporation and a wholly-owned subsidiary of Parent (such corporation, the “Surviving Corporation” and such merger, the “Merger”). At the effective time of the Merger: each then outstanding Share (other than Converted Shares (as defined below)), will be converted into the right to receive consideration equal to the Offer Price, without interest, less any applicable withholding taxes. Each Share owned by any of Reis’s wholly-owned subsidiaries or by Parent or any of its subsidiaries (including Purchaser) (the “Converted Shares”) shall not be tendered in the Offer but shall instead be converted at the Effective Time into one (1) fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

After careful consideration, the Reis board of directors has unanimously: (i) approved and declared advisable the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement (the “Transactions”), (ii) determined that it is in the best interests of Reis and its stockholders that Reis enter into the Merger Agreement and consummate the Transactions on the terms and subject to the conditions set forth in the Merger Agreement, (iii) resolved that the Merger shall be effected under Section 3-106.1 of the MGCL and (iv) resolved to recommend that the stockholders of Reis accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

There is no financing condition to the Offer. The Offer is subject to various conditions. See Section 13—“Conditions of the Offer.” A summary of the principal terms of the Offer appears on pages 11 through 12 of this Offer to Purchase. You should read this entire document carefully before deciding whether to tender your Shares.

September 13, 2018

IMPORTANT

If you desire to tender all or any portion of your Shares to us pursuant to the Offer, you should either (i) if you hold your Shares directly as the registered owner, complete and sign the Letter of Transmittal for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, mail or deliver the Letter of Transmittal and any other required documents to American Stock Transfer & Trust Company, LLC (the “Depositary”), and either deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal or tender your Shares by book-entry transfer by following the procedures described in Section 3—“Procedures for Tendering Shares” of this Offer to Purchase, in each case prior to the expiration of the Offer, or (ii) if you hold your Shares in street name, request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee you must contact that institution in order to tender your Shares to us pursuant to the Offer.

If you desire to tender your Shares to us pursuant to the Offer and the certificates representing your Shares are not immediately available, or you cannot comply in a timely manner with the procedures for tendering your Shares by book-entry transfer, or you cannot deliver all required documents to the Depositary prior to the expiration of the Offer, you may tender your Shares to us pursuant to the Offer by following the procedures for guaranteed delivery described in Section 3—“Procedures for Tendering Shares” of this Offer to Purchase.

* * *

Questions and requests for assistance may be directed to D.F. King & Co., Inc. (the “Information Agent”) at its address and telephone numbers, as set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the notice of guaranteed delivery and other tender offer materials may be directed to the Information Agent. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making any decision with respect to the Offer.

SCHEDULE A	52

SUMMARY TERM SHEET

Moody’s Analytics Maryland Corp., a recently formed Maryland corporation (“Purchaser”) and a direct wholly-owned subsidiary of Moody’s Corporation, a Delaware corporation (“Parent”), is offering to purchase all outstanding shares of common stock, par value $0.02 per share, of Reis, Inc., a Maryland corporation (“Reis”), at a price per share of $23.00, net to the holder in cash, without interest, less any applicable withholding taxes, upon terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal. Each Share owned by any of Reis’s wholly-owned subsidiaries or by Parent or any of its subsidiaries (including Purchaser) (the “Converted Shares”) shall not be tendered in the Offer but shall instead be converted at the Effective Time into one (1) fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation. The following are some questions you, as a stockholder of Reis, may have and answers to those questions. This Summary Term Sheet highlights selected information from this Offer to Purchase, and may not contain all of the information that is important to you and is qualified in its entirety by the more detailed descriptions and explanations contained in this Offer to Purchase and the related Letter of Transmittal. To better understand the Offer and for a complete description of the legal terms of the Offer, you should read this Offer to Purchase and the related Letter of Transmittal carefully and in their entirety. Questions or requests for assistance may be directed to the Information Agent at its address and telephone numbers, as set forth on the back cover of this Offer to Purchase. Unless otherwise indicated in this Offer to Purchase or the context otherwise requires, all references in this Offer to Purchase to “we,” “our,” or “us” refer to Purchaser or Parent, as the context requires.

WHO IS OFFERING TO BUY MY SECURITIES?

•

The Offer is by Purchaser. Purchaser has been organized in connection with this Offer and has not carried on any activities other than entering into the Merger Agreement and the Tender and Support Agreements relating to, and other activities in connection with, the Offer. See Section 9—“Certain Information Concerning Purchaser and Parent.”

•

Parent is a provider of (i) credit ratings; (ii) credit, capital markets and economic research, data, analytical tools and related professional services; (iii) software solutions that support financial risk management activities; (iv) financial services training and certification services; (v) offshore financial research and analytical services; and (vi) company information and business intelligence products. See Section 9—“Certain Information Concerning Purchaser and Parent.”

•

Parent has agreed pursuant to the Merger Agreement to cause Purchaser to, upon the terms and subject to the conditions in this Offer to Purchase and the related Letter of Transmittal, accept and pay for shares tendered and not validly withdrawn in the Offer.

WHAT ARE THE CLASSES AND AMOUNTS OF SECURITIES SOUGHT IN THE OFFER?

•	Purchaser is seeking to purchase all of the issued and outstanding shares of common stock, par value $0.02 per share (the “Shares”), of Reis. See the Introduction and Section 1—“Terms of the Offer.”

HOW MUCH ARE YOU OFFERING TO PAY AND WHAT IS THE FORM OF PAYMENT? WILL I HAVE TO PAY ANY FEES OR COMMISSIONS?

•

Purchaser is offering to pay $23.00 per Share net to you in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions contained in this Offer to Purchase and in the related Letter of Transmittal.

•

If your Shares are registered in your name and you tender your Shares, you will not be obligated to pay brokerage fees or commissions or similar expenses. If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee and your broker, dealer, commercial bank, trust company or other nominee tenders your Shares on your behalf, your broker, dealer, commercial bank, trust company or other nominee may charge a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply.

WHY IS PURCHASER MAKING THE OFFER?

•

Purchaser is making the Offer because Purchaser and Parent want to acquire Reis. See Section 1—“Terms of the Offer” and Section 11—“Purpose of the Offer and Plans for Reis; Summary of the Merger Agreement and Certain Other Agreements.”

WHAT ARE THE MOST SIGNIFICANT CONDITIONS OF THE OFFER?

•	The Offer is subject to, among others, the following conditions:

•

there shall have been validly tendered and not withdrawn prior to the expiration of the Offer that number of Shares (excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been received) which would represent at least a majority of the issued and outstanding Shares (excluding, for purposes of determining such majority, the total number of Shares owned by any of Reis’s wholly-owned subsidiaries) (the “Minimum Tender Condition”);

•

the waiting period (and any extension thereof) applicable to the consummation of the Offer and the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) shall have expired or been terminated (the “HSR Condition”);

•

there shall not have been (i) enacted, issued, promulgated or entered by any governmental body of competent jurisdiction and remaining in effect any law, common law, statute, ordinance, code, regulation, rule or other requirement or (ii) issued by any governmental body of competent jurisdiction and remaining in effect any order, decision, judgment, writ, injunction, decree, award or other determination, in each case, that enjoins or otherwise prohibits the consummation of the Offer or the Merger (the “Governmental Impediment Condition”);

•

there shall not have occurred, since the date of the Merger Agreement, any event, condition, change, occurrence or development of a state of circumstances or facts that, individually or in the aggregate, which has had, or would reasonably be expected to have a Material Adverse Effect (as defined below); and

•	the Merger Agreement shall not have been terminated in accordance with its terms (the “Termination Condition”).

•

Purchaser and Parent have the right to waive certain of the conditions to the Offer in their sole discretion; provided that Purchaser and Parent may not waive the Minimum Tender Condition, the HSR Condition, the Governmental Impediment Condition or the Termination Condition without the consent of Reis.

•

The Offer is subject to other conditions in addition to those set forth above. A more detailed discussion of the conditions to consummation of the Offer is contained in the Introduction, Section 1—“Terms of the Offer” and Section 13—“Conditions of the Offer.”

IS THERE AN AGREEMENT GOVERNING THE OFFER?

•

Yes. Reis, Parent and Purchaser have entered into the Merger Agreement. The Merger Agreement provides, among other things, for the terms and conditions of the Offer and, following consummation of the Offer, the Merger. See Section 11—“Purpose of the Offer and Plans for Reis; Summary of the Merger Agreement and Certain Other Agreements.”

DO YOU HAVE FINANCIAL RESOURCES TO MAKE PAYMENTS IN THE OFFER?

•

Yes. Parent is a publicly traded company with an equity market capitalization of approximately $34.33 billion (based upon the closing price of Parent shares on the New York Stock Exchange (“NYSE”) on September 12, 2018) and has sufficient funds to purchase the Shares in the Offer. The

Offer is not conditioned upon entering into any financing arrangements. See Section 11—“Purpose of the Offer and Plans for Reis; Summary of the Merger Agreement and Certain Other Agreements” and Section 12—“Source and Amount of Funds.”

SHOULD PURCHASER’S FINANCIAL CONDITION BE RELEVANT TO MY DECISION TO TENDER IN THE OFFER?

•

No. Purchaser will receive funds from Parent to pay for all Shares tendered and accepted for payment in the Offer and to provide funding for the Merger that is expected to follow the Offer. Parent expects to fund the Offer and the Merger out of available cash on hand and borrowings at prevailing effective rates under Parent’s commercial paper program. See Section 12—“Source and Amount of Funds.”

•

Purchaser has been organized solely in connection with the Merger Agreement and this Offer and has not carried on any activities other than in connection with the Merger Agreement and this Offer. Because the form of payment consists solely of cash that will be provided to Purchaser by Parent and because of the lack of any relevant historical information concerning Purchaser, Purchaser’s financial condition is not relevant to your decision to tender in the Offer. See Section 12—“Source and Amount of Funds.”

HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER IN THE OFFER?

•

You will have until 11:59 p.m., Eastern Time, on October 12, 2018, to tender your Shares in the Offer, unless Purchaser extends the Offer, in which event you will have until the expiration date of the Offer as so extended. If you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure which is described in Section 3—“Procedures for Tendering Shares.” See also Section 1—“Terms of the Offer.”

CAN THE OFFER BE EXTENDED, AND UNDER WHAT CIRCUMSTANCES?

•

If on or prior to any then-scheduled expiration date of the Offer any of the conditions to the Offer (including the Minimum Tender Condition or the other conditions set forth in Section 13—“Conditions of the Offer”) have not been satisfied or waived by Parent or Purchaser, Purchaser has agreed to, and Parent has agreed to cause Purchaser to, extend the Offer for additional periods of up to ten business days per extension (or longer if agreed) to permit such condition to the Offer to be satisfied, until the earlier of (i) the termination of the Merger Agreement in accordance with its terms or (ii) the Outside Date (defined in the Merger Agreement as January 29, 2019). In addition, Purchaser has agreed to extend the Offer for the minimum period required by any rule, regulation, interpretation or position of the United States Securities Exchange Commission (the “SEC”) or the staff thereof applicable to the Offer until the earlier of (i) the termination of the Merger Agreement in accordance with its terms or (ii) the Outside Date.

HOW WILL I BE NOTIFIED IF THE OFFER IS EXTENDED?

•

If Purchaser extends the Offer, we will inform American Stock Transfer & Trust Company, LLC, the Depositary for this Offer, of that fact and will issue a press release giving the new expiration date no later than 9:00 a.m., Eastern Time, on the next business day after the day on which the Offer was previously scheduled to expire. See Section 1—“Terms of the Offer.”

HOW DO I TENDER MY SHARES?

•

If you hold your Shares directly as the registered owner, you can (i) tender your Shares in the Offer by delivering the certificates representing your Shares, together with a completed Letter of Transmittal and any other documents required by the Letter of Transmittal, to American Stock Transfer & Trust Company, LLC, the Depositary for the Offer or (ii) tender your Shares by following the procedure for book-entry set forth in Section 3—“Procedures for Tendering Shares,” not later than the expiration of the Offer. If you are unable to deliver any required document or instrument to the Depositary by the expiration of the Offer, you may gain some extra time by having a broker, a bank or other fiduciary that is an eligible guarantor institution guarantee that the missing items will be received by the Depositary by using the enclosed Notice of Guaranteed Delivery. For the tender to be valid, however, the Depositary must receive the missing items within two trading days after the date of execution of such Notice of Guaranteed Delivery. See Section 3—“Procedures for Tendering Shares.” The Letter of Transmittal is enclosed with this Offer to Purchase.

•

If you hold your Shares in street name (i.e., through a broker, dealer, commercial bank, trust company or other nominee), you must contact the institution that holds your Shares and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details.

•

In all cases, payment for tendered Shares will be made only after timely receipt by the Depositary of certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares as described in Section 3—“Procedures for Tendering Shares”) and a properly completed and duly executed Letter of Transmittal and any other required documents for such Shares. See also Section 2—“Acceptance for Payment and Payment for Shares.”

HAVE ANY STOCKHOLDERS ALREADY AGREED TO TENDER THEIR SHARES IN THE OFFER?

•

Yes. In connection with the execution of the Merger Agreement, Lloyd Lynford, the Chief Executive Officer and President of Reis, and Jonathan Garfield, the Executive Vice President of Reis, and certain of their respective affiliated trust entities have entered into Tender and Support Agreements pursuant to which they have agreed to tender 1,224,412 and 861,357, respectively of their Shares in the Offer. See Section 11— “Purpose of the Offer and Plans for Reis; Summary of the Merger Agreement and Certain Other Agreements.”

UNTIL WHAT TIME CAN I WITHDRAW PREVIOUSLY TENDERED SHARES?

•

You may withdraw previously tendered Shares any time prior to 11:59 p.m., Eastern Time, on October 12, 2018, unless Purchaser extends the Offer. See Section 4—“Withdrawal Rights.” In addition, pursuant to Section 14(d)(5) of the Securities Exchange Act of 1934 (the “Exchange Act”), as amended, Shares may be withdrawn at any time after November 11, 2018, which is the 60th day after the date of the commencement of the Offer, unless prior to that date Purchaser has accepted for payment the Shares validly tendered in the Offer.

HOW DO I WITHDRAW PREVIOUSLY TENDERED SHARES?

•

To withdraw previously tendered Shares, you must deliver a written or facsimile notice of withdrawal with the required information to the Depositary while you still have the right to withdraw. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares. See Section 4—“Withdrawal Rights.”

WHAT DOES REIS’S BOARD OF DIRECTORS THINK OF THE OFFER?

•

Reis’s board of directors (the “Reis Board”) has unanimously recommended that you accept the Offer. Reis’s full statement on the Offer is set forth in its Schedule 14D-9, which it intends to file with the SEC concurrently with the filing of our Schedule TO dated September 13, 2018 (the “Schedule TO”). See also the Introduction.

WILL THE TENDER OFFER BE FOLLOWED BY A MERGER IF ALL THE SHARES ARE NOT TENDERED?

•

If we accept Shares for payment pursuant to the Offer, we will hold a sufficient number of Shares to ensure any requisite adoption of the Merger Agreement by Reis stockholders under the MGCL to complete the Merger. If the Merger occurs, Reis will become a wholly-owned subsidiary of Parent and each issued and then outstanding Share (other than Converted Shares) will be canceled and converted automatically into the right to receive $23.00 per Share, in cash, without interest, less any applicable withholding taxes. See the Introduction.

•

Because the Merger will be governed by Section 3-106.1 of the MGCL, no stockholder vote will be required to consummate the Merger. Subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Purchaser, Parent and Reis are required to effect the Merger pursuant to Section 3-106.1 of the MGCL as promptly as possible (and in no event later than 9:00 a.m., Eastern Time, on the first business day following the date on which Shares are first accepted for purchase under the Offer). See Section 11—“Purpose of the Offer and Plans for Reis; Summary of the Merger Agreement and Certain Other Agreements.”

IF THE OFFER IS COMPLETED, WILL REIS CONTINUE AS A PUBLIC COMPANY?

•

No. Assuming all conditions to the Merger are satisfied or waived (to the extent permitted by applicable law), we will effect the Merger as promptly as possible (and in no event later than 9:00 a.m., Eastern Time, on the first business day following the date on which Shares are first accepted for purchase under the Offer) pursuant to applicable provisions of the MGCL, after which the Surviving Corporation will be a wholly-owned subsidiary of Parent and the Shares will no longer be publicly traded. Even if the Merger does not occur because the conditions to the Merger are not satisfied, if Purchaser purchases all Shares that have been tendered, there may be so few remaining stockholders and publicly held Shares that the Shares may no longer be eligible to be traded through NASDAQ or any other securities market, there may not be a public trading market for the Shares, and Reis may cease to make filings with the SEC or otherwise cease to be required to comply with the SEC’s rules relating to publicly held companies. See Section 7—“Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations.”

IF I DECIDE NOT TO TENDER, HOW WILL THE OFFER AFFECT MY SHARES?

•

If you decide not to tender your Shares in the Offer and the Merger occurs as described above, you will receive in the Merger the right to receive the same amount of cash per Share as if you had tendered your Shares in the Offer.

•

If you decide not to tender your Shares in the Offer, and Purchaser purchases Shares which have been tendered in the Offer, but the Merger does not occur thereafter because the conditions to the Merger are not satisfied, you will remain a stockholder of Reis, but there may be so few remaining stockholders and publicly held Shares that the Shares will no longer be eligible to be traded through NASDAQ or any other securities market, there may not be a public trading market for the Shares, and Reis may cease making filings with the SEC or otherwise cease being required to comply with the SEC rules relating to publicly held companies. Subject to limited conditions, if we purchase Shares in the Offer, we are obligated under the Merger Agreement to cause the Merger to occur. See Section 7—“Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations.”

•

Following the Offer, the Shares may no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board, in which case your Shares may no longer be used as collateral for loans made by brokers. Section 7—“Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations.”

WHAT IS THE MARKET VALUE OF MY SHARES AS OF A RECENT DATE?

•

On August 29, 2018, the last full trading day before we announced our intention to make an Offer for all of the outstanding Shares, the last reported closing price per Share reported on NASDAQ was $17.40. See Section 6—“Price Range of Shares; Dividends.”

•

On September 12, 2018, the last full trading day before we commenced the Offer, the last reported closing price per Share reported on NASDAQ was $22.90. See Section 6—“Price Range of Shares; Dividends.”

IF I ACCEPT THE OFFER, WHEN AND HOW WILL I GET PAID?

•

If the conditions to the Offer as set forth in the Introduction and Section 13—“Conditions of the Offer” are satisfied or waived and Purchaser consummates the Offer and accepts your Shares (other than Converted Shares) for payment (the time of such acceptance, the “Acceptance Time”), we will pay you a dollar amount equal to the number of Shares you validly tendered multiplied by $23.00 in cash, without interest, less any applicable withholding taxes, as soon as reasonably practicable and no more than one business day after the Acceptance Time. See Section 1—“Terms of the Offer” and Section 2—“Acceptance for Payment and Payment for Shares.”

IF I AM AN EMPLOYEE OF REIS, HOW WILL MY OUTSTANDING EQUITY AWARDS BE TREATED IN THE OFFER AND THE MERGER?

•

Pursuant to the Merger Agreement, at the Effective Time (as defined below), each option to acquire Reis Shares outstanding immediately before the Effective Time (whether or not then exercisable or vested) (each, a “Reis Option”) will be canceled, and each Reis Option with an exercise price that is less than the Offer Price will be converted into the right to receive a cash payment, without interest, less any applicable withholding taxes, equal to (i) the excess of (x) the Offer Price over (y) the per-share exercise or purchase price of such Reis Option, multiplied by (ii) the total number of shares subject to such that may be acquired upon exercise of such Reis Option, whether or not then exercisable or vested, immediately before the Effective Time.

•

At the Effective Time, each Reis restricted stock unit in respect of Shares outstanding immediately before the Effective Time (each, a “Reis RSU”) will be, to the extent not already vested, vested and canceled and converted into the right to receive a cash payment, without interest, less any applicable withholding taxes, equal to the product of the Offer Price multiplied by the total number of Shares underlying such Reis RSU immediately before the Effective Time.

WHAT ARE THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE OFFER AND THE MERGER?

•

Generally, if you are a U.S. Holder (as defined in Section 5—“U.S. Federal Income Tax Consequences of the Offer and the Merger”), the receipt of cash in exchange for your Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. We urge you to consult your own tax advisor as to the particular tax consequences to you of the Offer and the Merger. See Section 5—“U.S. Federal Income Tax Consequences of the Offer and the Merger” for a more detailed discussion of the tax consequences of the Offer and the Merger.

WILL I HAVE THE RIGHT TO HAVE MY SHARES APPRAISED?

•	No dissenters’ or appraisal rights or rights of an objecting stockholder shall be available with respect to the Merger or the other transactions contemplated thereby.

WITH WHOM MAY I TALK IF I HAVE QUESTIONS ABOUT THE OFFER?

•	You can call D.F. King & Co., Inc., the Information Agent, toll-free at (877) 732-3617. See the back cover of this Offer to Purchase.

Except as otherwise set forth in this Offer to Purchase, references to “dollars” and “$” shall be to United States dollars.

To All Holders of Shares of

Reis, Inc.

INTRODUCTION

Moody’s Analytics Maryland Corp., a Maryland corporation (“Purchaser”) and a direct wholly-owned subsidiary of Moody’s Corporation, a Delaware corporation (“Parent”), is offering to purchase (the “Offer”) all outstanding shares of common stock, par value $0.02 per share (the “Shares”), of Reis, Inc., a Maryland corporation (“Reis”), at a price per Share of $23.00, net to the holder in cash, without interest, less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions described in this Offer to Purchase (together with any amendments or supplements hereto, this “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”). Each Share owned by any of Reis’s wholly-owned subsidiaries or by Parent or any of its subsidiaries (including Purchaser) (the “Converted Shares”) shall not be tendered in the Offer but shall instead be converted at the Effective Time into one (1) fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

The Offer is being made in connection with the Agreement and Plan of Merger, dated as of August 29, 2018 (together with any amendments or supplements thereto, the “Merger Agreement”), among Reis, Parent and Purchaser, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Reis, and Reis will be the surviving corporation and a wholly-owned subsidiary of Parent (such corporation, the “Surviving Corporation” and such merger, the “Merger”).

If your Shares are registered in your name and you tender directly to American Stock Transfer & Trust Company, LLC, the depositary for the Offer (the “Depositary”) you will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee you should check with such institution as to whether they charge any service fees or commissions.

In addition, if you do not complete and sign the IRS Form W-9 that is provided with the Letter of Transmittal, or an IRS Form W-8BEN, W-8BEN-E or other IRS Form W-8, as applicable, you may be subject to U.S. federal backup withholding tax (at a rate of 24%) on the gross proceeds payable to you pursuant to the Offer or the Merger. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against your U.S. federal income tax liability provided certain information is timely provided to the Internal Revenue Service (“IRS”). All stockholders should review the discussion in Section 3—“Procedures for Tendering Shares” and Section 5—“U.S. Federal Income Tax Consequences of the Offer and the Merger.”

We will pay all charges and expenses of the Depositary and D.F. King & Co., Inc., the information agent for the Offer (the “Information Agent”). Holders may be required to pay a customary fee relating to lost Share certificates.

The Offer is not subject to any financing condition. The Offer is subject to the conditions, among others, that:

1.

there shall have been validly tendered and not withdrawn prior to the expiration of the Offer that number of Shares (excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been received) which would represent at least a majority of the issued and outstanding Shares (excluding, for purposes of determining such majority, the total number of Shares owned by any of Reis’s wholly-owned subsidiaries) (the “Minimum Tender Condition”);

2.

the waiting period (or any extension thereof) applicable to the consummation of the Offer and the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) shall have expired or been terminated (the “HSR Condition”);

3.

there shall not have been (i) enacted, issued, promulgated or entered by any governmental body of competent jurisdiction and remaining in effect any law, common law, statute, ordinance, code, regulation, rule or other requirement or (ii) issued by any governmental body of competent jurisdiction and remaining in effect any order, decision, judgment, writ, injunction, decree, award or other determination, in each case, that enjoins or otherwise prohibits the consummation of the Offer or the Merger (the “Governmental Impediment Condition”);

4.

there shall not have occurred, since the date of the Merger Agreement, any event, condition, change, occurrence or development of a state of circumstances or facts that, individually or in the aggregate, has had, or would reasonably be expected to have a Material Adverse Effect (as defined below); and

5.	the Merger Agreement shall not have been terminated in accordance with its terms (the “Termination Condition”).

Purchaser and Parent have the right to waive certain of the conditions to the Offer in their sole discretion; provided that Purchaser and Parent may not waive the Minimum Tender Condition, the HSR Condition, the Governmental Impediment Condition or the Termination Condition without the consent of Reis. See Section 13—“Conditions of the Offer.”

The Offer will expire at 11:59 p.m., Eastern Time, on October 12, 2018, unless the Offer is extended. See Section 1—“Terms of the Offer”, Section 13—“Conditions of the Offer” and Section 15—“Certain Legal Matters; Regulatory Approvals.”

After careful consideration, the Reis board of directors (the “Reis Board”) has unanimously: (i) approved and declared advisable the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement (the “Transactions”), (ii) determined that it is in the best interests of Reis and its stockholders that Reis enter into the Merger Agreement and consummate the Transactions on the terms and subject to the conditions set forth in the Merger Agreement, (iii) resolved that the Merger shall be effected under Section 3-106.1 of the MGCL and (iv) resolved to recommend that the stockholders of Reis accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

For factors considered by the Reis Board, see Reis’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) filed with the SEC in connection with the Offer, a copy of which (without certain exhibits) is being furnished to stockholders concurrently herewith.

The Offer is being made in connection with the Merger Agreement, pursuant to which, after the consummation of the Offer and the satisfaction or waiver of certain conditions, the Merger will be effected. The Merger shall become effective when articles of merger are filed with the State Department of Assessments and Taxation of Maryland (the “Department”) and such articles of merger are accepted for record by the Department, or at such other subsequent date or time as Parent and Reis may agree and specify in the articles of merger in accordance with the MGCL (the “Effective Time”). At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares held by Reis or any of its wholly-owned subsidiaries and (ii) Shares held by Parent, Purchaser or any other subsidiary of Parent immediately prior to the Effective Time) will be canceled and will be converted automatically into the right to receive consideration equal to the Offer Price (the “Merger Consideration”) payable, without any interest thereon and subject to any withholding taxes, to the holder of such Share, upon surrender of the certificate that formerly evidenced such Share or, with respect to uncertificated Shares, upon the receipt by the Depositary of an Agent’s Message (as defined below) relating to such Shares. The Merger Agreement is more fully described in Section 11—“Purpose of the Offer and Plans for Reis; Summary of the Merger Agreement and Certain Other Agreements,” which also contains a discussion of the treatment of Reis stock options and restricted stock units in the Merger. Section 5—“U.S. Federal Income Tax Consequences of the Offer and the Merger” below describes the U.S. federal income tax consequences generally applicable to the U.S. Holders (as defined below) whose Shares are tendered and accepted for purchase pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger.

Because the Merger will be consummated in accordance with Section 3-106.1 of the MGCL, approval of the Merger will not require a vote of Reis’s stockholders. Section 3-106.1 of the MGCL provides that stockholder approval of a merger is not required if certain requirements are met, including that (i) the acquiring company consummates a tender offer for any and all of the outstanding stock of the company to be acquired that, absent Section 3-106.1 of the MGCL, would be entitled to vote on the merger, (ii) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 3-106.1 of the MGCL, would be required to approve the merger and (iii) notice that satisfies requirements of Section 3-106.1(e)(1) of the MGCL has been given to all Reis stockholders at least 30 days prior to the merger. A Notice of the Merger pursuant to Section 3-106(e)(1) is being mailed on September 13, 2018 to Reis stockholders of record as of such date, thereby constituting the notice of merger referred to in this paragraph. Accordingly, if the Minimum Tender Condition is satisfied and we accept Shares for payment pursuant to the Offer, we will hold a sufficient number of Shares to ensure that Reis will not be required to submit the adoption of the Merger Agreement to a vote of its stockholders. As a result of the Merger, Reis will cease to be a publicly-traded company and will become a wholly-owned subsidiary of Parent. See Section 11—“Purpose of the Offer and Plans for Reis; Summary of the Merger Agreement and Certain Other Agreements.”

This Offer to Purchase and the related Letter of Transmittal contain important information and both documents should be read carefully and in their entirety before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

Upon the terms and subject to the prior satisfaction or waiver of the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will accept for payment, purchase and pay for all Shares validly tendered prior to the expiration of the Offer, and not properly withdrawn in accordance with the procedures set forth in Section 4—“Withdrawal Rights.” The offer will expire at 11:59 p.m., Eastern Time, on October 12, 2018 (the “Expiration Date”), unless we have extended the Offer in accordance with the terms of the Merger Agreement, in which event the term “Expiration Date” will mean the date to which the initial expiration date of the Offer is so extended.

The Offer is conditioned upon the satisfaction of the Minimum Tender Condition and the other conditions described in Section 13—“Conditions of the Offer.” We may terminate the Offer without purchasing any Shares if certain events described in Section 11—“Purpose of the Offer and Plans for Reis; Summary of the Merger Agreement and Certain Other Agreements—Summary of the Merger Agreement—Termination” occur.

To the extent permitted by applicable law and the Merger Agreement, we expressly reserve the right to increase the amount of cash constituting the Offer Price, to waive certain conditions to the Offer, to make any other changes in the terms and conditions of the Offer not inconsistent with the terms of the Merger Agreement and to terminate the Offer if the conditions to the Offer are not satisfied and the Merger Agreement is terminated. However, pursuant to the Merger Agreement, we have agreed that we will not, without the prior written consent of Reis:

1.	reduce the number of Shares subject to the Offer;

2.	reduce the Offer Price (except as provided in the Merger Agreement);

3.	change, modify or waive the Minimum Tender Condition;

4.	impose any condition to the Offer in addition to the conditions set forth in Section 13—“Conditions of the Offer;”

5.	extend or otherwise change the expiration date of the Offer (except as provided in the Merger Agreement);

6.	change the form of consideration payable in the Offer; or

7.	otherwise amend, modify or supplement any of the other terms of the Offer in any manner adverse to Reis or the holders of Shares.

Upon the terms and subject to the satisfaction or waiver of the conditions of the Offer and the Merger Agreement, we will (i) immediately after the Expiration Date irrevocably accept for payment all Shares validly tendered (and not validly withdrawn) pursuant to the Offer (the “Acceptance Time”) and (ii) as soon as reasonably practicable and no more than one business day after the Acceptance Time pay for all such shares.

If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration. We also expressly reserve the right to modify the terms of the Offer, subject to compliance with the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Merger Agreement and the restrictions identified in paragraphs (1) through (7) above.

The Merger Agreement provides that (i) if at any then-scheduled Expiration Date any condition to the Offer is not satisfied and has not been waived by us (to the extent waivable), Purchaser has agreed to extend the offer for additional periods of up to ten business days per extension (or longer if agreed) in order to permit such condition to be satisfied, and (ii) Purchaser has agreed to extend the Offer for any period required by any applicable legal requirement, or any interpretation or position of the SEC or NASDAQ applicable to the Offer, in each case until the earlier of (x) termination of the Merger Agreement in accordance with its terms or (y) the “Outside Date” (defined in the Merger Agreement as January 29, 2019). See Section 11—“Purpose of the Offer and Plans for Reis; Summary of the Merger Agreement and Certain Other Agreements.”

Except as set forth above, there can be no assurance that we will be required under the Merger Agreement to extend the Offer. During any extension of the initial offering period pursuant to the paragraphs above, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to withdrawal rights. See Section 4—“Withdrawal Rights.”

No subsequent offering period will be available following the expiration of the Offer (as it may be extended pursuant to the terms of the Merger Agreement).

If, subject to the terms of the Merger Agreement, we make a material change in the terms of the Offer or the information concerning the Offer, or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-3(b)(1), 14d-4(d), 14d-6(c) and l4e-1 under the Exchange Act or otherwise. The minimum period during which a tender offer must remain open following material changes in the terms of the tender offer or the information concerning the tender offer, other than a change in the consideration offered or a change in the percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. With respect to a change in the consideration offered or a change in the percentage of securities sought, a tender offer generally must remain open for a minimum of ten business days following such change to allow for adequate disclosure to stockholders.

We expressly reserve the right, in our sole discretion, subject to the terms and upon the conditions of the Merger Agreement and the applicable rules and regulations of the SEC, to not accept for payment any Shares if, at the expiration of the Offer, any of the conditions to the Offer set forth in Section 13—“Conditions of the Offer” have not been satisfied. Under certain circumstances, Parent and Purchaser may terminate the Merger Agreement and the Offer.

Any extension, waiver or amendment of the Offer or termination of the Offer will be followed, as promptly as practicable, by public announcement thereof, such announcement in the case of an extension to be issued not later than 9:00 a.m., Eastern Time, on the next business day after the Expiration Date in accordance with the public announcement requirements of Rules 14d-3(b)(1), 14d-4(d), 14d-6(c) and l4e-1(d) under the Exchange Act. Without limiting our obligation under such rule or the manner in which we may choose to make any public announcement, we currently intend to make announcements by issuing a press release to Businesswire for general dissemination (or such other national media outlet or outlets we deem prudent) and making any appropriate filing with the SEC.

Subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Purchaser, Parent and Reis are required to effect the Merger pursuant to Section 3-106.1 of the MGCL as promptly as possible (and in no event later than 9:00 a.m., Eastern Time, on the first business day following the date on which Shares are first accepted for purchase under the Offer).

The acquisition of Reis will be accounted for by Parent as a business combination in accordance with FASB Accounting Standards Codification Topic 805, Business Combinations.

Reis has agreed to provide us with its list of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Reis’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the satisfaction or waiver of the conditions of the Offer and the Merger Agreement, we will (i) immediately after the Expiration Date irrevocably accept for payment all Shares validly tendered (and not validly withdrawn) pursuant to the Offer (the “Acceptance Time”) and (ii) as soon as reasonably practicable and no more than one business day after the Acceptance Time pay for all such shares.

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates representing such Shares or confirmation of the book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3—“Procedures for Tendering Shares,” (ii) a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal), and (iii) any other documents required by the Letter of Transmittal or any other customary documents required by Depositary. See Section 3—“Procedures for Tendering Shares.”

For purposes of the Offer, if and when Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer, then Purchaser has accepted for payment and thereby purchased Shares validly tendered and not validly withdrawn pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering stockholders for purposes of receiving payments from us and transmitting such payments to the tendering stockholders. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased Shares will be returned (or new certificates for the Shares not tendered will be sent), without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedures set forth in Section 3—“Procedures for Tendering Shares,” such Shares will be credited to an account maintained with DTC) promptly following expiration or termination of the Offer.

3.	Procedures for Tendering Shares.

Valid Tender of Shares. Except as set forth below, to validly tender Shares pursuant to the Offer, (i) a properly completed and duly executed Letter of Transmittal in accordance with the instructions of the Letter of Transmittal, with any required signature guarantees, or an Agent’s Message (as defined below) in connection with a book-entry delivery of Shares, and any other documents required by the Letter of Transmittal and any other customary documents required by the Depositary, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the expiration of the Offer and either (a) certificates representing Shares tendered must be delivered to the Depositary or (b) such Shares must be properly delivered pursuant to the procedures for book-entry transfer described below and a confirmation of such delivery received by the Depositary (which confirmation must include an Agent’s Message if the tendering stockholder has not delivered a Letter of Transmittal), in each case, prior to the Expiration Date or (ii) the tendering stockholder must comply with the guaranteed delivery procedures set forth below. The term “Agent’s Message” means a message, transmitted by DTC to, and received by, the Depositary and forming a part of a Book-Entry Confirmation (as defined below), which states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares which are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against the participant.

Book-Entry Transfer. The Depositary will take steps to establish and maintain an account with respect to the Shares at DTC for purposes of the Offer. Any financial institution that is a participant in DTC’s systems may make a book-entry transfer of Shares by causing DTC to transfer such Shares into the Depositary’s account in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date or the tendering stockholder must comply with the guaranteed delivery procedures described below. The confirmation of a book-entry transfer of Shares into the Depositary’s account at DTC as described above is referred to herein as a “Book-Entry Confirmation.”

Delivery of documents to DTC in accordance with DTC’s procedures does not constitute delivery to the Depositary.

Signature Guarantees and Stock Powers. Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of a recognized Medallion Program approved by the Securities Transfer Association, Inc., including the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program and the Stock Exchanges Medallion Program (each, an “Eligible Institution”). Signatures on a Letter of Transmittal need not be guaranteed (i) if the Letter of Transmittal is signed by the registered owner(s) (which term, for purposes of this section, includes any participant in any of DTC’s systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered owner has not completed the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (ii) if such Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered owner of the certificates surrendered, then the tendered certificates must be registered or accompanied by appropriate stock powers, in either case, signed exactly as the name or names of the registered owner(s) or holder(s) appear on the certificates, with the signatures on the certificates or stock powers guaranteed as described above. See Instructions 1 and 5 of the Letter of Transmittal.

If certificates representing Shares are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal must accompany each delivery of certificates.

Guaranteed Delivery. A stockholder who desires to tender Shares pursuant to the Offer and whose certificates for Shares are not immediately available and cannot be delivered to the Depositary prior to the expiration of the Offer, or who cannot complete the procedure for book-entry transfer prior to the expiration of the Offer, or who cannot deliver all required documents to the Depositary prior to the expiration of the Offer, may tender such Shares by satisfying all of the requirements set forth below:

•	such tender is made by or through an Eligible Institution;

•

a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Purchaser, is received by the Depositary (as provided below) prior to the Expiration Date; and

•

the certificates for all tendered Shares, in proper form for transfer (or a Book-Entry Confirmation with respect to all such Shares), together with a properly completed and duly executed Letter of Transmittal, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and any other required documents, are received by the Depositary within two trading days after the date of execution of such Notice of Guaranteed Delivery. A “trading day” is any day on which NASDAQ is open for business.

The Notice of Guaranteed Delivery may be delivered by overnight courier to the Depositary or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery. Shares tendered by a Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Tender Condition unless and until Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary prior to the expiration of the Offer.

THE METHOD OF DELIVERY OF SHARES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH DTC, IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER. DELIVERY OF ALL SUCH DOCUMENTS WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER, BY BOOK-ENTRY CONFIRMATION). IF SUCH DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT ALL SUCH DOCUMENTS BE SENT BY PROPERLY INSURED REGISTERED MAIL WITH RETURN RECEIPT REQUESTED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

Other Requirements. Notwithstanding any provision of the Merger Agreement, Purchaser will pay for Shares tendered (and not validly withdrawn) pursuant to the Offer only after timely receipt by the Depositary of (i) certificates for (or a timely Book-Entry Confirmation with respect to) such Shares, (ii) a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and (iii) any other documents required by the Letter of Transmittal or any other customary documents required by the Depositary. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will Purchaser pay interest on the purchase price of Shares, regardless of any extension of the Offer or any delay in making such payment. If your Shares are held in street name (i.e., through a broker, dealer, commercial bank, trust company or other nominee), your Shares can be tendered by your nominee by book-entry transfer through the Depositary. If you are unable to deliver any required document or instrument to the Depositary by the expiration of the Offer, you may gain some extra time by having a broker, a bank or other fiduciary that is an eligible guarantor institution guarantee that the missing items will be received by the Depositary by using the enclosed Notice of Guaranteed Delivery. For the tender to be valid, however, the Depositary must receive the missing items together with the Shares within two NASDAQ trading days after the date of execution of the Notice of Guaranteed Delivery.

Binding Agreement. Our acceptance for payment of Shares tendered pursuant to one of the procedures described above will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer.

Appointment as Proxy. By executing and delivering a Letter of Transmittal as set forth above (or, in the case of a book-entry transfer, by delivery of an Agent’s Message in lieu of a Letter of Transmittal), the tendering stockholder irrevocably appoints Purchaser’s designees as such stockholder’s proxies, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by us and with respect to any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of the Merger Agreement. All such proxies and powers of attorney will be considered coupled with an interest in the tendered Shares. Such appointment is effective when, and only to the extent that, we accept for payment Shares tendered by such stockholder as provided herein. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such stockholder will be revoked, and no subsequent powers of attorney, proxies and consents may be given (and, if given, will not be deemed effective). Our designees will, with respect to the Shares or other securities and rights for which the appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they, in their sole discretion, may deem proper at any annual, special, adjourned or postponed meeting of the stockholders of Reis, by written consent in lieu of any such meeting or otherwise. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our payment for such Shares we must be able to exercise full voting, consent and other rights to the extent permitted under applicable law with respect to such Shares and other securities, including voting at any meeting of stockholders or executing a written consent concerning any matter.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by us in our sole and absolute discretion, which determination will be final and binding, subject to the rights of the tendering holders of Shares to challenge our determination in a court of competent jurisdiction. Purchaser reserves the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of or payment for which may, in our opinion, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of any other stockholder. No tender of Shares will be deemed to have been validly made until all defects and irregularities relating thereto have been cured or waived. None of Parent, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions thereto and any other documents related to the Offer) will be final and binding, subject to the rights of the tendering holders of Shares to challenge our determination in a court of competent jurisdiction.

Backup Withholding. Under current U.S. federal income tax law, a stockholder who tenders Shares that are accepted for exchange or whose Shares are converted into the right to receive cash in the Merger may be subject to backup withholding. To avoid such backup withholding, a stockholder that is a “U.S. person” (as defined in the instructions to the IRS Form W-9 provided with the Letter of Transmittal) who surrenders Shares for cash pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger must, unless an exemption applies, provide the Depositary with such stockholder’s correct taxpayer identification number (“TIN”) on an IRS Form W-9, certify under penalties of perjury that such TIN is correct and provide certain other certifications. If a stockholder does not provide such stockholder’s correct TIN or fails to provide the required certifications, the IRS may impose penalties on such stockholder, and the gross proceeds payable to such stockholder pursuant to the Offer or the Merger may be subject to backup withholding at a rate of 24%. All stockholders that are U.S. persons surrendering Shares pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger should complete and sign the IRS Form W-9 included as part of the Letter of Transmittal to provide the information and certifications required to avoid backup withholding (unless an applicable exemption exists and is established in a manner satisfactory to the Depositary).

Certain stockholders (including, among others, all corporations and certain foreign individuals and entities) are not subject to backup withholding. Foreign stockholders should complete and sign an IRS Form W-8BEN, IRS Form W-8BEN-E, or other appropriate IRS Form W-8 (instead of an IRS Form W-9) to avoid backup withholding. An appropriate IRS Form W-8 may be obtained from the Depositary or at the IRS website (www.irs.gov). See Instruction 8 to the Letter of Transmittal.

Information reporting to the IRS may also apply to the receipt of cash pursuant to the Offer or the Merger.

4.	Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares pursuant to the Offer are irrevocable. However, a stockholder has withdrawal rights that are exercisable until the expiration of the Offer (i.e., at any time prior to 11:59 p.m., Eastern Time, on October 12, 2018), or in the event the Offer is extended, on such date and time to which the Offer is extended. In addition, Shares may be withdrawn at any time after November 11, 2018, which is the 60th day after the date of the commencement of the Offer, unless prior to that date Purchaser has accepted for payment the Shares validly tendered in the Offer.

For a withdrawal of Shares to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the record holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3—“Procedures for Tendering Shares,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If certificates representing the Shares have been delivered or otherwise identified to the Depositary, the name of the registered owner and the serial numbers shown on such certificates must also be furnished to the Depositary prior to the physical release of such certificates.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by us, in our sole discretion, which determination will be final and binding, subject to the rights of the tendering holders of Shares to challenge our determination in a court of competent jurisdiction. No withdrawal of Shares will be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Parent, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by following one of the procedures for tendering Shares described in Section 3—“Procedures for Tendering Shares” at any time prior to the expiration of the Offer.

If Purchaser extends the Offer, delays its acceptance for payment of Shares, or is unable to accept for payment Shares pursuant to the Offer, for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may nevertheless, on Purchaser’s behalf, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders exercise withdrawal rights as described in this Section 4.

5.	U.S. Federal Income Tax Consequences of the Offer and the Merger.

The following summary describes the U.S. federal income tax consequences generally applicable to U.S. Holders (as defined below) whose Shares are tendered and accepted for purchase pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated under the Code, published rulings, administrative pronouncements, and judicial decisions, all as in effect on the date hereof and all of which are subject to change or differing interpretations, possibly with retroactive effect. This summary addresses only stockholders who hold their Shares as capital assets within the meaning of Section 1221 of the Code (generally property held for investment) and does not address all of the tax consequences that may be relevant to stockholders in light of their particular circumstances or to certain types of stockholders subject to special treatment under the Code, including pass-through entities (including partnerships and S corporations for U.S. federal income tax purposes) and investors in such entities, certain financial institutions, brokers, dealers or traders in securities, insurance companies, expatriates, mutual funds, real estate investment trusts, cooperatives, tax-exempt organizations, persons who are subject to the alternative minimum tax, persons who hold their Shares as part of a straddle, hedge, conversion, constructive sale, synthetic security, integrated investment, or other risk-reduction transaction for U.S. federal income tax purposes, stockholders that have a functional currency other than the U.S. dollar, and persons who acquired their Shares upon the exercise of stock options or otherwise as compensation. This summary does not address any U.S. federal estate, gift, or other non-income tax consequences, the effects of the Medicare contribution tax on net investment income, or any state, local, or foreign tax consequences.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Shares that, for U.S. federal income tax purposes, is (i) a citizen or individual resident of the United States, (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the United

States or any State or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if it (A) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (B) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) exchanges Shares for cash pursuant to the Offer or the Merger, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A partner in a partnership holding Shares should consult its tax advisor regarding the tax consequences of exchanging Shares for cash pursuant to the Offer or the Merger.

Stockholders are urged to consult their tax advisors to determine the tax consequences to them of exchanging Shares for cash pursuant to the Offer or the Merger in light of their particular circumstances.

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction to U.S. Holders for U.S. federal income tax purposes. In general, a U.S. Holder who exchanges Shares for cash pursuant to the Offer or the Merger will recognize capital gain or loss in an amount equal to the difference, if any, between the amount of cash received and the U.S. Holder’s adjusted tax basis in the Shares exchanged. Such gain or loss will generally be long-term capital gain or loss if, as of the date of the exchange, a U.S. Holder’s holding period in the Shares exchanged is more than one year.

Long-term capital gain recognized by individuals and certain other non-corporate holders, including individuals, is currently subject to tax at preferential rates. The deductibility of capital losses is subject to limitations under the Code.

If a U.S. Holder acquired different blocks of Shares at different times or at different prices, such U.S. Holder generally must determine its adjusted tax basis and holding period separately with respect to each such block of Shares.

6.	Price Range of Shares; Dividends.

According to Reis’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, the Shares are traded on the NASDAQ Global Select Market under the symbol “REIS.” Reis has advised Parent that, as of August 24, 2018, 11,569,699 Shares were outstanding (excluding Shares held by wholly owned Subsidiaries of Reis). The following table sets forth, for the fiscal quarters indicated, the high and low sales prices per Share on NASDAQ with respect to the fiscal years ended December 31, 2016 and December 31, 2017 and, with respect to the fiscal year ended December 31, 2018, through September 12, 2018, using Share data reported by NASDAQ.

Fiscal Year Ended December 31, 2016:	High	Low
First Quarter	$24.78	$20.06
Second Quarter	26.59	21.78
Third Quarter	26.57	18.16
Fourth Quarter	23.63	18.43

Fiscal Year Ended December 31, 2017:	High	Low
First Quarter	$23.00	$16.90
Second Quarter	21.60	17.50
Third Quarter	21.85	15.95
Fourth Quarter	22.22	16.83

Current Fiscal Year:	High	Low
First Quarter	$22.35	$16.74
Second Quarter	22.80	19.05
Third Quarter (through September 12, 2018)	24.00	17.30

On August 29, 2018, the trading day before the public announcement of the execution of the Merger Agreement, the reported closing sale price of the Shares on NASDAQ was $17.40. Between August 30, 2018, the first full trading day after the public announcement of the Merger Agreement, and September 12, 2018, the reported closing sale price per Share on NASDAQ ranged between $22.90 and $23.10. On September 12, 2018, the last full trading day prior to the commencement of the Offer, the reported closing sale price per Share on NASDAQ during normal trading hours was $22.90 per Share.

Reis commenced a quarterly dividend program in the second quarter of 2014. In Reis’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, Reis indicated that it anticipated to continue paying a quarterly dividend thereafter. Under the terms of the Merger Agreement, Reis is not permitted to, and will cause its subsidiaries not to, authorize, make, declare, set aside or pay any dividends or distributions in respect of any shares of its capital stock other than dividends and distributions to Reis by its wholly owned subsidiaries, and other than regular quarterly cash dividends in respect of the shares of common stock not to exceed $0.19 per share and with record dates and payment dates for such dividends consistent with past practice, subject to compliance with applicable law. See Section 14—“Dividends and Distributions.” Stockholders are urged to obtain a current market quotation for the Shares.

7.	Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations.

Possible Effects of the Offer on the Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public. The purchase of Shares pursuant to the Offer can also be expected to reduce the number of holders of Shares. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer Price.

NASDAQ Listing. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on the NASDAQ Global Select Market. According to the published guidelines of The NASDAQ Stock Market, LLC, NASDAQ would consider disqualifying the Shares for listing on The NASDAQ Global Select Market if, among other possible grounds, (a) the total number of holders of record and holders of beneficial interest, taken together, in the Shares falls below 300, (b) the bid price for a Share over a 30 consecutive business day period is less than $1.00, (c)(i) Reis has stockholders’ equity of less than $10 million, the number of publicly held Shares falls below 750,000, the market value of publicly held Shares over a 30 consecutive business day period is less than $5 million or there are fewer than two active and registered market makers in the Shares over a ten consecutive business day period, (ii) the number of publicly held Shares falls below 1,100,000, the market value of publicly held Shares over a 30 consecutive business day period is less than $15 million, there are fewer than four active and registered market makers in the Shares over a ten consecutive business day period, or the market value of Reis’s listed securities is less than $50 million over a ten consecutive business day period or (iii) the number of publicly held shares falls below 1,100,000, the market value of publicly held Shares over a 30 consecutive business day period is less than $15 million, there are fewer than four active and registered market makers in the Shares over a ten consecutive business day period, or Reis’s total assets and total revenue is less than $50 million each for the most recently completed fiscal year (or in two of the last three fiscal years). Shares held by officers or directors of Reis, or by any beneficial owner of more than 10 percent of the Shares, will not be considered as being publicly held for this purpose. According to Reis, there were, as of August 24, 2018, 11,569,699 Shares issued and outstanding (excluding Shares held by wholly owned Subsidiaries of Reis). If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares are delisted from NASDAQ, the market for Shares will be adversely affected.

If NASDAQ were to delist the Shares, it is possible that the Shares would continue to trade on other securities exchanges or in the over-the-counter market and that price or other quotations for the Shares would be reported by other sources. The extent of the public market for such Shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer Price.

Trading in the Shares will cease upon consummation of the Merger if trading has not ceased earlier as discussed above.

Exchange Act Registration. The Shares currently are registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated by Reis upon application to the SEC if the outstanding Shares are not listed on a “national securities exchange” and if there are fewer than 300 holders of record of Shares.

We intend to seek to cause Reis to apply for termination of registration of the Shares as soon as possible after consummation of the Offer if the requirements for termination of registration are met. Termination of registration of the Shares under the Exchange Act would reduce the information required to be furnished by Reis to its stockholders and to the SEC and would make certain provisions of the Exchange Act (such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement or information statement in connection with stockholders’ meetings or actions in lieu of a stockholders’ meeting pursuant to Sections 14(a) and 14(c) under the Exchange Act and the related requirement of furnishing an annual report to stockholders) no longer applicable with respect to the Shares. In addition, if the Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions would no longer be applicable to Reis. Furthermore, the ability of “affiliates” of Reis and persons holding “restricted securities” of Reis to dispose of such securities pursuant to Rule 144 under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be eligible for continued inclusion on the Board of Governors’ of the Federal Reserve System (the “Federal Reserve Board’s”) list of “margin securities” or eligible for stock exchange listing.

If registration of the Shares is not terminated prior to the Merger, then the registration of the Shares under the Exchange Act will be terminated following completion of the Merger.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Federal Reserve Board, which has the effect, among other things, of allowing brokers to extend credit using such Shares as collateral. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer, the Shares may no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board, in which event the Shares would be ineligible as collateral for margin loans made by brokers.

8.	Certain Information Concerning Reis.

The following description of Reis and its business was taken from Reis’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, and is qualified in its entirety by reference to such report.

Reis provides commercial real estate market information and analytical tools to real estate professionals. Reis maintains a proprietary database of information on all commercial properties in metropolitan markets and neighborhoods throughout the U.S. This information is used by investors, lenders and other professionals to make informed buying, selling and financing decisions. In addition, Reis data is used by debt and equity investors to assess, quantify and manage the risks of default and loss associated with individual mortgages, properties, portfolios and real estate backed securities. Reis currently provides its information services to many of the nation’s leading lending institutions, equity investors, brokers and appraisers.

Reis is a Maryland corporation founded in 1980. Reis’s corporate headquarters are located at 1185 Avenue of the Americas, New York, NY 10036. Reis’s telephone number at such corporate headquarters is (212) 921-1122.

Available Information. Reis is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning Reis’s business, principal physical properties, capital structure, material pending litigation, operating results, financial condition, directors and officers (including their remuneration and stock options granted to them), the principal holders of Reis’s securities, any material interests of such persons in transactions with Reis, and other matters is required to be disclosed in proxy statements and periodic reports distributed to Reis’s stockholders and filed with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference room at the SEC’s office at 100 F Street, NE, Washington, DC 20549. Copies may be obtained by mail, upon payment of the SEC’s customary charges, by writing to its principal office at 100 F Street, NE, Washington, DC 20549. Further information on the operation of the SEC’s Public Reference Room in Washington, DC can be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, such as Reis, who file electronically with the SEC. The address of that site is http://www.sec.gov. Reis also maintains an Internet website at https://www.reis.com/. The information contained in, accessible from or connected to Reis’s website is not incorporated into, or otherwise a part of, this Offer to Purchase or any of Reis’s filings with the SEC. The website addresses referred to in this paragraph are inactive text references and are not intended to be actual links to the websites.

Sources of Information. Except as otherwise set forth herein, the information concerning Reis contained in this Offer to Purchase has been based upon publicly available documents and records on file with the SEC, other public sources and information provided by Reis. Although we have no knowledge that any such information contains any misstatements or omissions, none of Parent, Purchaser or any of their respective affiliates or assigns, the Information Agent or the Depositary assumes responsibility for the accuracy or completeness of the information concerning Reis contained in such documents and records or for any failure by Reis to disclose events which may have occurred or may affect the significance or accuracy of any such information.

9.	Certain Information Concerning Purchaser and Parent.

General. Purchaser is a Maryland corporation with its principal offices located at c/o Moody’s Corporation, 7 World Trade Center at 250 Greenwich Street, New York, NY 10007. The telephone number of Purchaser is (212) 553-0300. Purchaser is a direct wholly-owned subsidiary of Parent. Purchaser was formed for the purpose of making a tender offer for all of the Shares of Reis and has not engaged, and does not expect to engage, in any business other than in connection with the Offer and the Merger.

Parent is a Delaware corporation with its principal offices located at 7 World Trade Center at 250 Greenwich Street, New York, NY 10007. The telephone number of Moody’s Corporation is (212) 553-0300. Parent is a provider of (i) credit ratings; (ii) credit, capital markets and economic research, data, analytical tools and related professional services; (iii) software solutions that support financial risk management activities; (iv) financial services training and certification services; (v) offshore financial research and analytical services; and (vi) company information and business intelligence products. See Section 9—“Certain Information Concerning Purchaser and Parent.”

The name, citizenship, business address, business phone number, present principal occupation or employment and past material occupation, positions, offices or employment for at least the last five years for each director and each of the executive officers of Purchaser and Parent and certain other information are set forth in Schedule A hereto.

During the last five years, none of Purchaser or Parent or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule A hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or other minor offences) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

Except as otherwise described in this Offer to Purchase, (i) none of Purchaser, Parent, any majority-owned subsidiary of Purchaser or Parent or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule A hereto or any associate or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Purchaser, Parent or, to the best knowledge of Purchaser and Parent, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days.

Except as otherwise described in this Offer to Purchase, none of Purchaser, Parent or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule A hereto, has any contract, arrangement, or understanding with any other person with respect to any securities of Reis, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Except as set forth in this Offer to Purchase, none of Purchaser, Parent or, to the best knowledge of Purchaser and Parent, any of the persons listed on Schedule A hereto, has had any business relationship or transaction with Reis or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between Parent or any of its subsidiaries or, to the best knowledge of Parent, any of the persons listed in Schedule A hereto, on the one hand, and Reis or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two years.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, Purchaser and Parent filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, and such reports and other information, can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. Parent filings are also available to the public on the SEC’s internet website (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213 at prescribed rates.

10.	Background of the Offer; Contacts with Reis.

Background of the Offer and the Merger; Past Contacts or Negotiations between Parent and Reis. The following is a description of contacts between representatives of Parent or Purchaser with representatives of Reis that resulted in the execution of the Merger Agreement and the agreements related to the Offer. For a review of Reis’s activities relating to these contacts, please refer to Reis’s Schedule 14D-9 being mailed to stockholders with this Offer to Purchase.

Background of the Offer and the Merger

The following contains a description of material contacts between representatives of Parent or Purchaser and representatives of Reis that resulted in the execution of the Merger Agreement and the agreements related to the Offer. The discussion below covers only the material contacts and does not attempt to describe every communication between representatives of Parent or Purchaser and representatives of Reis. For a review of Reis’s activities relating to these contacts, please refer to Reis’s Schedule 14D-9 that will be filed with the SEC and mailed to all Reis stockholders with this Offer to Purchase.

Parent’s management and Parent’s board of directors (the “Parent’s Board”) regularly consider and evaluate opportunities that align with Parent’s businesses, strategic direction and ongoing business development plans. Parent also meets with potential partners and acquisition targets on a regular basis to understand these companies’ businesses and evaluate the potential opportunities.

Parent has been interested in the commercial real estate data and analytics market and made two related investments in 2017. After Reis announced it was exploring strategic alternatives on March 8, 2018, Parent referenced Reis’s SEC filings and other information available in the public domain to evaluate a potential acquisition of Reis.

On May 24, 2018, David Platt, Managing Director and Head of Corporate Development for Parent, called Mark Cantaluppi, Vice President & Chief Financial Officer of Reis, to express interest in learning more about Reis and its strategic alternatives review process. Mr. Cantaluppi advised Mr. Platt that he would register Parent’s interest with Reis’s financial adviser, Canaccord Genuity (“Canaccord”) and that they would contact Parent and provide guidance on potential next steps.

On May 24, 2018, Mr. Platt received a call from representatives of Canaccord and reiterated Parent’s interest in obtaining more information about Reis. Representatives from Canaccord indicated that other potential bidders were further along in the due diligence process but would provide Parent with a Confidential Information Presentation (“CIP”) to evaluate Reis following the execution of a confidentiality agreement with Reis.

On May 25, 2018, Parent entered into a confidentiality agreement with Reis. On May 26, 2018, Canaccord provided Parent with the CIP, as well as access to several video presentations about Reis and its products and services. Canaccord also provided Parent with a process letter outlining the anticipated timing for a potential transaction and requesting that Parent submit a preliminary non-binding indication of interest by June 1, 2018.

On May 29 and May 30, 2018, Mr. Platt had communications with representatives of Canaccord to discuss the Reis transaction process. Mr. Platt indicated that Parent would not be able to meet the non-binding proposal submission deadline of June 1 because (i) Parent needed time to perform additional financial analysis and (ii) Parent management need to obtain certain internal approvals prior to submitting the non-binding proposal.

On June 11, 2018, Parent submitted to Reis a non-binding proposal, in which Parent expressed an interest in acquiring Reis for $22.86 per share in an all-cash transaction. The proposal indicated that the transaction was not conditional on financing and was subject to additional diligence among other matters.

On June 15, 2018, representatives of Canaccord communicated to Mr. Platt that Parent’s $22.86 per share proposal was lower than offers from other potential bidders in the transaction process. They noted that the Reis Board believed Parent could be a good fit for Reis and asked Parent to consider revising the $22.86 per share proposal. Mr. Platt indicated Parent would like access to more comprehensive due diligence materials and to have a meeting with the Reis management team in order to consider updating its financial analysis and potentially the per share offer price. Representatives of Canaccord indicated that they would coordinate the management meeting and access to a virtual data room containing due diligence materials.

On June 17, 2018, Reis provided Parent with access to a virtual data room which provided limited additional information regarding Reis’s business and draft set of transaction documents, including an agreement and plan of merger and a form of tender and support agreement.

On June 19, 2018, members of senior management of Reis including Lloyd Lynford, Chief Executive Officer, Jonathan Garfield, Executive Vice President, Mark Cantaluppi, Chief Financial Officer, and William

Sander, Chief Operating Officer, met with Keith Berry, Executive Director and Head of Emerging Business Unit, and members of Parent’s internal due diligence team to discuss Reis’s products, database and operations, sales and marketing and financials.

On June 21, 2018, Mr. Platt communicated to representatives of Canaccord that Parent’s proposal remained the same at $22.86 per share. Representatives of Canaccord informed Mr. Platt that Parent could expect to receive Reis’s view of potential next steps by June 25, 2018.

On June 25, 2018, representatives from Canaccord communicated to Mr. Platt that they needed to convene with the Reis Board before providing Parent with a response.

On June 26, 2018, representatives of Canaccord communicated to Mr. Platt that Reis had agreed to allow Parent access to the full due diligence materials so it could proceed with its evaluation of Reis.

On June 27, 2018, Reis provided Parent with access to a more comprehensive virtual data room, which provided many additional materials regarding Reis’s business.

Between June 29, 2018 and August 1, 2018, a number of lengthy management due diligence meetings were held both in person and by conference call among various representatives of Parent and Reis and their respective external advisers, during which in-depth due diligence was conducted on various areas such as product development, sales, finance, human resources, information technology, legal, real estate, treasury, tax, insurance and compliance.

On July 11, 2018, representatives of Canaccord contacted Mr. Platt and communicated that Reis would expect a final acquisition proposal in late July or early August.

On July 18, 2018, Mr. Berry met with Mr. Lynford to discuss the business, customer relationships and organizational structure of Reis.

On July 19, 2018, Mr. Platt communicated to representatives of Canaccord that due diligence was proceeding as planned.

On July 25, 2018, representatives of Canaccord had a call with Mr. Platt and members of his team. During this call, Mr. Platt indicated that Parent had the information necessary to discuss a potential transaction at meetings with Mark Almeida, President of Moody’s Analytics, scheduled for July 30, 2018 and with Raymond McDaniel, Parent’s Chief Executive Officer, scheduled for July 31, 2018.

On August 1, 2018, representatives of Canaccord held a call with Mr. Platt to discuss the result of Mr. Platt’s meetings with both Mr. Almeida and Mr. McDaniel. Mr. Platt informed Canaccord that the meetings went well, that both were supportive of bringing a proposed transaction with Reis to Parent’s Board.

Also on August 1, 2018, Parent, its outside legal advisor Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), and Reis’s outside legal advisor Fried, Frank, Harris, Shriver & Jacobson LLP (“Fried Frank”) discussed by conference call the status, findings and outstanding items of the ongoing due diligence investigation, as well as the timing of providing comments to the transaction documents.

On August 2, 2018, representatives of Skadden delivered to representatives of Fried Frank revised drafts of the transaction documents.

On August 3, 2018, Mr. Almeida met with Mr. Lynford to discuss the status of the transaction, certain intellectual property matters and anticipated next steps.

On August 7, 2018, representatives of Fried Frank delivered to representatives of Skadden revised drafts of the transaction documents.

On August 9, 2018, Skadden and Fried Frank conducted negotiations regarding the transaction documents.

On August 10, 2018, Skadden and Fried Frank further negotiated the transaction documents with respect to certain tax matters.

On August 13, 2018, Mr. Platt contacted representatives of Canaccord and indicated Parent had received board approval to submit their final proposal and during that call highlighted Parent’s final proposed price per share to acquire Reis. Later that evening, Mr. Platt submitted Parent’s revised non-binding proposal to Reis in which Parent expressed an interest in acquiring Reis for a reduced price of $21.25 per share in an all-cash transaction. The proposal indicated that the transaction was not conditional on financing but was still subject to review of certain remaining outstanding due diligence.

On August 17, 2018, Mr. Lynford had a call with Mark Almeida, President of Moody’s Analytics, in which Mr. Lynford conveyed the Reis Board’s view that Parent’s $21.25 per share proposal was inadequate and lower than competing offers.

On August 18, 2018, Mr. Almeida communicated to Mr. Lynford that in light of their discussion the previous day, Parent would explore how it could revise its proposal.

On August 19, 2018, Mr. Almeida informed Mr. Lynford that Parent’s management was working on a revised acquisition proposal and offered to meet him the next day with Raymond McDaniel, Parent’s Chief Executive Officer.

On August 20, 2018, Mr. McDaniel and Mr. Almeida met with Mr. Lynford and further discussed a potential transaction, including the price at which Mr. Lynford would recommend the transaction to Reis’s Board.

On August 21, 2018, Mr. McDaniel sent Mr. Lynford a letter indicating that Parent’s management would recommend to Parent’s Board that it approve an increased proposal to acquire Reis for $23.00 per share, and on that basis requested that Reis grant Parent a limited period of exclusivity, within which to complete due diligence and negotiate the transaction documents.

On August 22, 2018, Mr. Lynford communicated with Mr. McDaniel that he had shared Parent’s August 21, 2018 letter with the Reis Board, who had a productive discussion regarding a potential acquisition by Parent, and anticipated hearing about the outcome of discussions with Parent’s Board. Mr. Lynford further indicated that Reis was focused on moving swiftly and announcing a transaction by the middle of the following week.

Later in the day on August 22, 2018, Mr. McDaniel and Mr. Almeida spoke with Mr. Lynford and indicated that Parent would be sending across a new proposal to acquire Reis for $23.00 per share and emphasized that Parent would move quickly aiming to sign the definitive documentation by the middle of the following week. Mr. Lynford indicated he needed to convene with the Reis Board that night or the following morning.

Later that evening on August 22, 2018, Mr. McDaniel sent Mr. Lynford Parent’s revised non-binding proposal to acquire Reis for $23.00 per share in an all-cash transaction. Parent’s revised proposal included a request for exclusivity until September 4, 2018 and noted that Parent would be willing to work expeditiously towards completing its diligence, negotiating definitive agreements and announcing a transaction on or before September 4, 2018.

Also on August 22, 2018, representatives of Skadden and representatives of Fried Frank conducted negotiations of the transaction documents with respect to certain intellectual property matters by conference call.

On August 23, 2018, representatives of Skadden delivered to representatives of Fried Frank revised drafts of the transaction documents.

On August 24, 2018, Mr. Lynford reported to Mr. McDaniel and Mr. Almeida that the Reis Board had authorized him to communicate that Reis was prepared to proceed with Parent at the increased offer price of $23.00 per share. Mr. Lynford also indicated that Reis was willing to grant Parent a limited exclusivity period through August 29, 2018, and would instruct his counsel to finalize an exclusivity agreement. Later that day, Parent and Reis entered into an exclusivity agreement that prohibited Reis, subject to certain exceptions, from soliciting alternative acquisition proposals or engaging in discussions with other parties through August 29, 2018.

Also on August 24, 2018, Mr. Lynford called Mr. Almeida to discuss the transaction, including the timeline and unresolved matters in the transaction documents.

On August 25, 2018, representatives of Skadden and representatives of Fried Frank discussed outstanding due diligence matters by conference call.

Also on August 25, 2018, representatives of Fried Frank delivered to representatives of Skadden revised drafts of the transaction documents and ancillary disclosure schedules.

On August 26, 2018, Mr. Almeida communicated to Mr. Lynford that progress was being made on due diligence and negotiating of the transaction documents.

From August 26 to August 28, 2018, representatives of each of Parent and Reis and their respective legal counsel continued to negotiate and revise the provisions of the transaction documents and related disclosure schedules, and began discussions regarding the content of a joint press announcement.

On August 28, 2018, Mr. Almeida informed Mr. Lynford that Parent continued to make progress on final outstanding due diligence requests and the transaction documents, and provided an update on timing. They also discussed the content of the parties’ draft joint press announcement regarding the transaction.

On August 29, 2018, representatives of each of Parent and Reis and their respective legal counsel continued to discuss the transaction documents, the joint press release and the communications plan. Mr. Almeida and Mr. Lynford also discussed a post-announcement visit by certain Parent representatives to Reis’s offices to meet with certain key Reis employees.

Also on August 29, 2018, Reis, Parent and Purchaser executed the transaction documents. Mr. Lynford and Mr. Garfield each also executed a Tender and Support Agreement with Parent and Purchaser.

Before the opening of trading on the NASDAQ Stock Market on August 30, 2018, Parent and Reis issued a joint press release announcing the execution of the Merger Agreement and the forthcoming commencement of a tender offer by Parent to acquire all the outstanding Shares of Reis at a price of $23.00 per Share in cash.

On September 13, 2018, Purchaser commenced the Offer and filed this Schedule TO-T.

11.	Purpose of the Offer and Plans for Reis; Summary of the Merger Agreement and Certain Other Agreements.

Purpose of the Offer and Plans for Reis.

Purpose of the Offer. The purpose of the Offer and the Merger is for Parent and its affiliates, through Purchaser, to acquire control of, and the entire equity interest in, Reis. Pursuant to the Merger, Parent will acquire all of the stock of Reis not purchased pursuant to the Offer or otherwise. Stockholders of Reis who sell their Shares in the Offer will cease to have any equity interest in Reis or any right to participate in its earnings and future growth.

Merger Without a Stockholder Vote. If the Offer is consummated, we do not anticipate seeking the approval of Reis’s remaining public stockholders before effecting the Merger. Section 3-106.1 of the MGCL provides that stockholder approval of a merger is not required if certain requirements are met, including that (i) the acquiring company consummates a tender offer for any and all of the outstanding stock of the company to be acquired that, absent Section 3-106.1 of the MGCL, would be entitled to vote on the merger, (ii) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 3-106.1 of the MGCL, would be required to approve the merger and (iii) notice that satisfies requirements of Section 3-106.1(e)(1) of the MGCL has been given to all Reis stockholder’s at least 30 days prior to the merger. A Notice of the Merger pursuant to Section 3-106(e)(1) is being mailed on September 13, 2018 to Reis stockholders of record as of such date, thereby constituting the notice of merger referred to in this paragraph. Accordingly, if we consummate the Offer, we intend to effect the closing of the Merger (the “Closing”) without a vote of the stockholders of Reis in accordance with Section 3-106.1 of the MGCL as promptly as practicable after the consummation of the Offer. Accordingly, we do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger.

Plans for Reis. At the Effective Time, the articles of incorporation and the bylaws of Reis will be amended and restated to conform to the articles of incorporation and the bylaws of Purchaser in effect immediately prior to the Effective Time, except that references to the name of Purchaser will be replaced by references to the name of Reis. Purchaser’s directors and officers immediately prior to the Effective Time will be the initial directors and officers of the Surviving Corporation until their respective successors are duly elected and qualified, or their earlier death, resignation or removal. See “Summary of the Merger Agreement—Board of Directors and Officers” below.

Parent and Purchaser are conducting a detailed review of Reis and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel, and will consider which changes would be desirable in light of the circumstances that exist upon completion of the Offer and the Merger. Parent and Purchaser will continue to evaluate the business and operations of Reis during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as they deem appropriate under the circumstances then existing. Thereafter, Parent intends to review such information as part of a comprehensive review of Reis’s business, operations, capitalization and management with a view to optimizing development of Reis’s potential in conjunction with Reis’s or Parent’s existing businesses. Possible changes could include changes in Reis’s business, corporate structure, certificate of incorporation, bylaws, capitalization, board of directors and management. Plans may change based on further analysis and Parent, Purchaser and, after completion of the Offer and the Merger, the reconstituted Reis board of directors reserves the right to change their plans and intentions at any time, as deemed appropriate.

Except as disclosed in this Offer to Purchase, Parent and Purchaser do not have any present plan or proposal that would result in the acquisition by any person of additional securities of Reis, the disposition of securities of Reis, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Reis or its subsidiaries or the sale or transfer of a material amount of assets of Reis or its subsidiaries.

Summary of the Merger Agreement.

Merger Agreement

The following summary of certain provisions of the Merger Agreement and all other provisions of the Merger Agreement discussed herein are qualified by reference to the Merger Agreement itself, which is incorporated herein by reference. We have filed a copy of the Merger Agreement as Exhibit (d)(1) to the Schedule TO. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 9—“Certain Information Concerning Purchaser and Parent.” Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Merger Agreement.

The Merger Agreement has been filed with the SEC and incorporated by reference herein to provide investors and stockholders with information regarding the terms of the Offer and the Merger. It is not intended to provide any other factual information about Parent, Purchaser or Reis. The representations, warranties and covenants contained in the Merger Agreement were made only as of specified dates for the purposes of such agreement, were (except as expressly set forth therein) solely for the benefit of the parties to such agreement and may be subject to qualifications and limitations agreed upon by such parties. In particular, in reviewing the representations, warranties and covenants contained in the Merger Agreement and any description thereof contained or incorporated by reference herein, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk among the parties, rather than establishing matters as facts. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and in some cases were qualified by disclosures set forth in a confidential disclosure letter that was provided by Reis to Parent and Purchaser but is not filed with the SEC as part of the Merger Agreement. Investors and stockholders are not third-party beneficiaries under the Merger Agreement, except with respect to their right to receive the Offer Price following the Offer Acceptance Time or to receive the Merger Consideration (as defined below). Accordingly, investors and stockholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Offer to Purchase, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

The Offer. The Merger Agreement provides that Purchaser will commence the Offer no later than September 13, 2017. Purchaser’s obligation to accept for payment and pay for Shares validly tendered in the Offer is subject to the satisfaction of the Minimum Tender Condition and the other Offer Conditions that are described in Section 13—“Conditions of the Offer.” Subject to the satisfaction of the Minimum Tender Condition and the other Offer Conditions that are described in Section 13—“Conditions of the Offer,” the Merger Agreement provides that Purchaser shall, and Parent shall cause Purchaser to, immediately after the applicable Expiration Date, as it may be extended pursuant to the terms of the Merger Agreement, irrevocably accept for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer and, as soon as reasonably practicable, and no more than one business day after the Acceptance Time, pay for such Shares. The Offer will expire at 11:59 p.m., Eastern Time, on October 12, 2018, unless we extend the Offer pursuant to the terms of the Merger Agreement.

Purchaser expressly reserves the right to waive (to the extent permitted under applicable legal requirements) any Offer Condition, to increase the amount of cash constituting the Offer Price, to make any other changes in the terms and conditions of the Offer that are not inconsistent with the terms of the Merger Agreement and to terminate the Offer if the conditions to the Offer are not satisfied and the Merger Agreement is terminated, except that Reis’s prior written approval is required for Parent or Purchaser to:

•	reduce the number of Shares subject to the Offer;

•	reduce the Offer Price (except as provided in the Merger Agreement);

•	change, modify or waive the Minimum Tender Condition;

•	impose any condition to the Offer in addition to the conditions set forth in Section 13—“Conditions of the Offer;”

•	extend or otherwise change the expiration date of the Offer (except as provided in the Merger Agreement);

•	change the form of consideration payable in the Offer; or

•	otherwise amend, modify or supplement any of the other terms of the Offer in any manner adverse to Reis or the holders of Shares.

In addition, Purchaser and Parent may not waive the HSR Condition, the Governmental Impediment Condition or the Termination Condition without the consent of Reis.

The Merger Agreement contains provisions to govern the circumstances under which Purchaser is required to, and Parent is required to cause Purchaser to, extend the Offer. Specifically, the Merger Agreement provides that:

•

if, as of the then scheduled Expiration Date, any Offer Condition has not been satisfied or waived, to the extent waivable, Purchaser has agreed to (and Parent has agreed to cause Purchaser to) extend the Offer for additional periods of up to ten (10) business days per extension (or longer if agreed), to permit such Offer Condition to be satisfied; and

•

Purchaser has agreed to (and Parent has agreed to cause Purchaser to) extend the Offer for the minimum period required by any law, interpretation or position of the SEC or its staff applicable to the Offer.

However, Purchaser is not required to extend the Offer beyond the earlier to occur of the valid termination of the Merger Agreement in accordance with its terms and the Outside Date.

Purchaser has agreed that it will (and Parent will cause Purchaser to) promptly, irrevocably and unconditionally terminate the Offer upon any termination of the Merger Agreement, and Purchaser will promptly return, and will cause any depository acting on behalf of Purchaser to return, all tendered Shares to the registered holders thereof.

The Merger. The Merger Agreement provides that, following completion of the Offer and subject to the terms and conditions of the Merger Agreement, and in accordance with the MGCL, at the Effective Time, Purchaser will be merged with and into Reis, the separate existence of Purchaser will cease, and Reis will continue as the Surviving Corporation in the Merger. The Merger will be effected under Section 3-106.1 of the MGCL which provides that stockholder approval of a merger is not required if certain requirements are met, including that (i) the acquiring company consummates a tender offer for any and all of the outstanding stock of the company to be acquired that, absent Section 3-106.1 of the MGCL, would be entitled to vote on the merger, (ii) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 3-106.1 of the MGCL, would be required to approve the merger and (iii) notice that satisfies requirements of Section 3-106.1(e)(1) of the MGCL has been given to all Reis stockholder’s at least 30 days prior to the merger. A Notice of the Merger pursuant to Section 3-106(e)(1) is being mailed on September 13, 2018 to Reis stockholders of record as of such date, thereby constituting the notice of merger referred to in this paragraph. Subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Purchaser, Parent and Reis are required to effect the Merger pursuant to Section 3-106.1 of the MGCL as promptly as possible (and in no event later than 9:00 a.m. Eastern Time on the first business day following the date on which Shares are first accepted for purchase under the Offer).

As of the Effective Time, the articles of incorporation of Reis will be amended and restated to conform to the articles of incorporation of Purchaser in effect immediately before the Effective Time (other than the use of the name of Reis rather than the name of Purchaser) and, as so amended and restated, will be the articles of incorporation of the Surviving Corporation.

As of the Effective Time, the bylaws of Reis will be amended and restated to conform to the bylaws of Purchaser in effect immediately before the Effective Time (other than the use of the name of Reis rather than the name of Purchaser) and, as so amended and restated, will be the bylaws of the Surviving Corporation.

The obligations of Reis, Parent and Purchaser to complete the Merger are subject to the satisfaction or waiver by each of the parties of the following conditions:

•	Purchaser will have previously irrevocably accepted for purchase and payment all Shares validly tendered and not validly withdrawn pursuant to the Offer;

•

no governmental body of competent jurisdiction will have (i) enacted, issued, promulgated, enforced or entered any law, common law, statute, ordinance, code, regulation, rule or other requirement or (ii) issued any order, decision, judgment, writ, injunction, decree, award or other determination, in each case, that is in effect and enjoins or otherwise prohibits the consummation of the Merger; and

•	notice that satisfies requirements of Section 3-106.1(e)(1) of the MGCL will have been given to all Reis stockholder’s at least 30 days prior to the Merger.

Board of Directors and Officers. As of the Effective Time, the board of directors and officers of the Surviving Corporation will be the members of the board of directors and officers, respectively, of Purchaser immediately prior to the Effective Time, until their respective successors have been duly elected and qualified, or until their earlier death, resignation or removal. Reis will cause to be delivered to Parent resignations executed by each director of Reis in office as of immediately prior to the Effective Time and effective upon the Effective Time.

Conversion of Capital Stock at the Effective Time. Shares outstanding immediately prior to the Effective Time (other than (i) Shares held by Reis or any of its wholly-owned subsidiaries and (ii) Shares held by Parent, Purchaser or any other subsidiary of Parent) will be converted at the Effective Time into the right to receive $23.00 per Share, net to the seller in cash, in each case, without interest, less any applicable withholding taxes (collectively, the “Merger Consideration”).

Each share of Purchaser’s common stock outstanding immediately prior to the Effective Time shall be converted into one share of common stock of the Surviving Corporation.

On or prior to the Effective Time, Parent will deposit or cause to be deposited with American Stock Transfer & Trust Company, LLC (the “Paying Agent”) cash sufficient to pay the aggregate Merger Consideration payable upon surrender of the Shares.

Treatment of Equity Awards. Pursuant to the Merger Agreement, at the Effective Time, each option to acquire Reis Shares outstanding immediately before the Effective Time (whether or not then exercisable or vested) (each, a “Reis Option”) will be canceled, and each Reis Option with an exercise price that is less than the Offer Price will be converted into the right to receive a cash payment, without interest, less any applicable withholding taxes, equal to (i) the excess of (x) the Offer Price over (y) the per-share exercise or purchase price of such Reis Option, multiplied by (ii) the total number of shares subject to such that may be acquired upon exercise of such Reis Option, whether or not then exercisable or vested, immediately before the Effective Time.

At the Effective Time, each Reis restricted stock unit in respect of Shares outstanding immediately before the Effective Time (each, a “Reis RSU”) will be, to the extent not already vested, vested and canceled and converted into the right to receive a cash payment, without interest, less any applicable withholding taxes, equal to the product of the Offer Price multiplied by the total number of Shares underlying such Reis RSU immediately before the Effective Time.

Representations and Warranties. This summary of the Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about Parent, Purchaser or Reis, their respective businesses, or the actual conduct of their respective businesses during the period prior to the consummation of the Offer or the Merger. The Merger Agreement contains representations and warranties that are the product of negotiations among the parties thereto and made to, and solely for the benefit of, each other as of specified dates. The assertions embodied in those representations and warranties are subject to qualifications and limitations agreed to by the respective parties and are also qualified in important part by a confidential disclosure letter delivered by Reis to Parent in connection with the Merger Agreement. The representations and warranties were negotiated with the principal purpose of allocating risk among the parties to the agreements instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors.

In the Merger Agreement, Reis has made representations and warranties to Parent and Purchaser with respect to, among other things:

•	corporate matters, such as organization, organizational documents, standing, qualification, power and authority;

•	authority and enforceability relative to the Merger Agreement;

•	subsidiaries;

•	required consents and approvals, and no violations of organizational documents, contracts or applicable law as a result of the Offer or Merger;

•	capitalization;

•	financial statements and SEC filings;

•	disclosure controls and internal controls over financial reporting;

•	absence of undisclosed liabilities;

•	absence of certain changes since Reis’s financial statements for the period ending December 31, 2017;

•	absence of litigation;

•	material and government contracts;

•	employees and employee benefit plans, including ERISA, labor relations and certain related matters;

•	taxes;

•	environmental matters;

•	intellectual property;

•	real property matters;

•	permits and legal and regulatory compliance;

•	compliance with anti-corruption and anti-bribery laws;

•	affiliated transactions;

•	opinion of its financial advisor;

•	absence of a requirement for shareholders to vote on the transactions;

•	state takeover statutes;

•	insurance; and

•	brokers’ fees and expenses.

Some of the representations and warranties in the Merger Agreement made by Reis are qualified as to “materiality” or “Material Adverse Effect.” For purposes of the Merger Agreement, a “Material Adverse Effect” means any event, condition, change, occurrence or development of a state of circumstances or facts that, individually or when taken together with all other relevant events, conditions, changes, occurrences or developments of a state of circumstances or facts, (a) has or would reasonably be expected to have a material adverse effect on the business, assets, liabilities, results of operations or financial condition of Reis and its subsidiaries, taken as a whole, or (b) would prevent, impair or materially delay the consummation of the Offer or the Merger. The definition of “Material Adverse Effect” excludes the following from constituting or being taken into account in determining whether there has been, or would reasonably be expected to be a Material Adverse Effect:

(i)	any national, international, foreign, domestic or regional economic, financial, social or political conditions (including changes therein) in general;

(ii)	changes in any financial, debt, credit, capital or banking markets or conditions (including any disruption thereof);

(iii)	changes in interest, currency or exchange rates or the price of any security or market index;

(iv)

changes or proposed changes in legal or regulatory conditions, including changes in law, generally accepted accounting principles or other accounting principles or requirements, or standards, interpretations or enforcement thereof;

(v)	changes in the industry in which Reis or any of its subsidiaries operates (or any segment or sub-segment thereof);

(vi)	changes in any commodity markets or conditions (including any changes in price or availability or other disruptions of any such markets or conditions);

(vii)

any change in the market price or trading volume of any securities of Reis or any of its subsidiaries, or the change in, or failure of Reis to meet, or the publication of any report regarding, any internal or public projections, forecasts, budgets or estimates of or relating to Reis or any of its subsidiaries for any period, including with respect to revenue, margins, profit, earnings, cash flow or cash position (it being understood that the underlying causes of such change or failure may, if they are not otherwise excluded from the definition of Material Adverse Effect, be taken into account in determining whether a Material Adverse Effect has occurred);

(viii)	the occurrence, escalation, outbreak or worsening of any hostilities, war, police action, acts of terrorism or military conflicts, whether or not pursuant to the declaration of an emergency or war;

(ix)

the existence, occurrence or continuation of any force majeure events, including any earthquakes, floods, hurricanes, tropical storms, fires or other natural or manmade disasters, any epidemic, pandemic or other similar outbreak (including any non-human epidemic, pandemic or other similar outbreak) or any other national, international or regional calamity;

(x)

the execution, announcement, performance or existence of the Merger Agreement, the identity of Parent, the taking or not taking of any action to the extent required by the Merger Agreement or the pendency or contemplated consummation of the transactions contemplated thereby, including any actual or potential loss or impairment of any contract or any customer, supplier, partner, employee or other business relation due to any of the foregoing;

(xi)	compliance by Reis and its subsidiaries with the terms of the Merger Agreement, including the failure to take any action explicitly restricted by the Merger Agreement;

(xii)	any action taken, or not taken, with the express prior written consent of Parent;

(xiii)	certain limited matters disclosed to Parent which are permitted as exceptions to the interim operating covenants; or

(xiv)	any action taken by Parent, its Affiliates or any of their respective representatives after the date hereof.

However, the exceptions set forth in subclauses (i), (ii), (iii), (iv), (v), (viii) or (ix) above will not apply to the extent that such event, condition, change, occurrence or development of a state of circumstances or facts has a materially disproportionate effect on Reis and its subsidiaries, taken as a whole, compared to other similarly situated participants in the industry in which Reis or any of its subsidiaries operates.

In the Merger Agreement, Parent and Purchaser have made representations and warranties to Reis with respect to:

•	corporate matters, such as organization, standing, power and authority;

•	authority and enforceability relative to the Merger Agreement;

•	required consents and approvals, and no violations of laws or agreements;

•	capitalization and interim operations of Purchaser;

•	sufficiency of funds to consummate the Offer and the Merger;

•	absence of litigation;

•	broker’s fees and expenses; and

•	independent investigation regarding Reis.

Some of the representations and warranties in the Merger Agreement made by Parent and Purchaser are qualified as to “materiality” or “Parent Material Adverse Effect.” “Parent Material Adverse Effect” means any event, condition, change, occurrence or development of a state of circumstances or facts that, individually or when taken together with all other events, conditions, changes, occurrences or developments of a state of circumstances or facts, would prevent, impair or materially delay Parent from consummating the Merger and the other transactions contemplated by the Merger Agreement.

None of the representations and warranties of the parties to the Merger Agreement contained in the Merger Agreement or in any schedule, instrument or other document delivered pursuant to the Merger Agreement will survive the Effective Time.

Access to Information. Subject to certain limited exceptions, from the date of the Merger Agreement, Reis will, and will cause its subsidiaries to, provide Parent and Parent’s directors, officers, employees, consultants, accountants, legal counsel, investment bankers or other financial advisors, agents or other representatives (collectively, “Representatives”) access at reasonable times upon prior written notice to the officers, employees, properties, books and records of Reis and its subsidiaries and furnish promptly such information concerning Reis and its subsidiaries as Parent may reasonably request.

Notice of Certain Events. Reis and Parent have agreed to promptly notify the other of (i) any notice or other communication received from any person alleging that the consent of such person is or may be required in connection with the Transactions; (ii) any notice or other communication from any governmental body in connection with the Transactions, (iii) any legal proceeding relating to the Transactions; (iv) the material failure of any party to comply with or satisfy any covenant or agreement in the Merger Agreement, in each case such that the conditions set forth in the Merger Agreement would not be satisfied or would give rise to a right a termination; or (v) any change or event that has had or would reasonably be expected to have a Material Adverse Effect or Parent Material Adverse Effect, as applicable, or would reasonably be likely to result in the failure of any of the conditions set forth in the Merger Agreement.

Conduct of Business Pending the Merger. Reis has agreed that, from the date of the Merger Agreement until the earlier of the Effective Time and the termination of the Merger Agreement pursuant to its terms, except as required by the Merger Agreement or required by applicable legal requirements, as consented to in writing by Parent (which consent may not be unreasonably withheld, conditioned or delayed) or as disclosed prior to execution of the Merger Agreement in Reis’s confidential disclosure letter, it will, and will cause each of its subsidiaries to, (i) conduct its operations in all material respects in the ordinary course of business consistent with past practice, (ii) use commercially reasonable efforts to preserve intact its material assets, properties, contracts, licenses and business organization and to preserve satisfactory business relationships with customers, suppliers, vendors, employees and others having material business dealings with Reis and (iii) manage cash in the ordinary course of business consistent with past practice. In addition, Reis and its subsidiaries will not, among other things and subject to specified exceptions (including specified ordinary course exceptions):

•

amend, modify, waive, rescind or otherwise change any of the Reis organizational documents or any charter, bylaws, limited liability company agreement, partnership agreement or equivalent organizational documents of any subsidiary of Reis;

•

authorize, make, declare, set aside or pay any dividend or distribution on any shares of its capital stock other than dividends and distributions to Reis by wholly owned subsidiaries of Reis, and other than regular quarterly cash dividends in respect of the Shares not to exceed $0.19 per Share and with record dates and payment dates for such dividends consistent with past practice, subject to compliance with applicable law;

•	adjust, split, combine or reclassify any Shares or other equity interests;

•	redeem, purchase or otherwise acquire any Shares or any securities convertible or exchangeable into or exercisable for any Shares;

•	grant any person any right, warrant or option to acquire any Shares;

•

issue, grant, transfer, deliver sell, subject to any lien or dispose of any additional Shares or any securities convertible or exchangeable into or exercisable for any Shares (other than pursuant to the terms of existing company equity awards);

•

increase the compensation (including bonus opportunities) or benefits payable or to become payable to any of its directors, officers or employees, except for increases for employees other than executive officers in salary and hourly wage rates, annual bonus targets or benefits of such employees in the ordinary course of business;

•	establish, adopt, enter into or materially amend, renew or terminate any collective bargaining agreement, company benefit plan or any employee benefit plan;

•	grant any severance or termination pay, unless otherwise required pursuant to any company benefit plan;

•	execute any employment, deferred compensation or other similar agreement (or any material amendment to any such existing agreement) with any director, officer or employee;

•	provide any new material benefit to any of the directors, officers or employees;

•	hire or engage, or offer to hire or engage, any employees, independent contractors, or consultants except in the ordinary course of business;

•	terminate any employees in a position of Vice-President or higher other than for cause (which shall include, for the avoidance of doubt, poor performance);

•	adopt a plan or agreement of, or resolutions providing for or authorizing, complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization

•

acquire any business, assets or capital stock, except for any such transaction that is between Reis and any of its wholly owned subsidiaries or between any such wholly owned subsidiaries or in the ordinary course of business;

•

acquire any ownership interest in any real property or terminate (other than in accordance with its terms) or enter into any assignment, transfer, lease, sublease, license, purchase and sale or option agreement or any other agreement for real property;

•	sell, assign, lease, license, transfer, pledge, encumber, grant, dispose of or subject to a lien any material Reis assets;

•	waive, abandon, allow to lapse or fail to renew any intellectual property;

•

include any open source software or data in any products or services of Reis or its subsidiaries (except pursuant to open source licenses with broadly permissive terms that impose no substantive obligations on the licensee, such as the Apache 2.0 license agreement), or subjecting any intellectual property to open source license terms;

•	make any substantive adverse changes to cybersecurity and privacy policies, practices and measures;

•	incur, assume or guarantee any indebtedness;

•	make any loans or advances;

•

make or revoke any material tax election, file any material amended tax return, surrender any right to claim a material refund of taxes, or enter into any settlement, compromise or closing agreement with respect to any material tax liability, in each case, other than in the ordinary course of business or as required by GAAP or applicable law;

•	change any material accounting policies or procedures of Reis except for such changes that are required by GAAP or applicable law;

•

settle or compromise any legal action or other claim asserted by a third party, other than settlements or compromises that result solely in monetary obligations pursuant to which the monetary payments required to be made that are not covered by Reis’s insurance policies do not exceed $2 million in the aggregate;

•	commence certain material legal actions;

•

amend or modify in any material respect, waive any material rights under, terminate, replace or release, settle or compromise any material claim or liability or obligation under, any material contract or lease or enter into any material contract;

•

amend or modify in any material respect, waive any material rights under, terminate, replace or release, settle or compromise any material claim or liability or obligation under, any affiliated party contract or enter into any affiliated party contract;

•

make or authorize capital expenditures in excess of the total aggregate amounts set forth in Reis’s capital expense budget made available to Parent prior to the date of the Merger Agreement, except for (i) capital expenditures that do not exceed $50,000 in the aggregate during any fiscal quarter or (ii) capital expenditures for the repair or replacement of assets subject to a casualty or condemnation event or to the extent such capital expenditure is made with, or subsequently reimbursed out of, insurance of other proceeds relating to any casualty or condemnation event;

•	fail to renew or maintain material existing insurance policies or material comparable replacement policies; or

•	authorize, agree or commit to do any of the foregoing.

Antitrust Laws. Each of Reis, Parent and Purchaser has agreed to use reasonable best efforts to as promptly as practicable, (i) obtain any consents, approvals or other authorizations, and make any filings and notifications, required in connection with the Transactions, and (ii) make any other submissions either required or reasonably deemed appropriate by Parent or Reis in connection with the Transactions, under the Securities Act, the Exchange Act, the HSR Act, the MGCL, the Nasdaq Stock Market rules and regulations and any other applicable law. Parent and Reis shall cooperate and consult with each other in connection with the making of all such filings and notifications, including by providing copies of all relevant documents (except to the extent containing confidential information of such party) to the non-filing party and its Representatives before filing.

Each of Reis and Parent has agreed to as promptly as practicable, but in any event within ten (10) business days following the execution and delivery of the Merger Agreement, file or cause to be filed with the United States Federal Trade Commission (the “FTC”) and the United States Department of Justice (the “DOJ”) the notification and report forms required for the Transactions (which such filings shall request early termination of the applicable waiting period under the HSR Act) and promptly file or cause to be filed any supplemental information requested in connection therewith pursuant to the HSR Act. Each of Reis and Parent will accordingly make the filings referenced in the foregoing sentence on the date hereof. Parent and Reis will furnish to the other such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing that is necessary under the HSR Act.

Parent, following consultation with Reis and after giving due consideration to its views and acting reasonably and in good faith, will have the right to direct all matters with respect to any governmental body in connection with obtaining any necessary consents, clearances or approvals under antitrust laws (including the HSR Act) consistent with its obligations hereunder, and will have the principal responsibility for devising and implementing the strategy for, obtaining any consents, clearances or approvals under antitrust laws (including the HSR Act), and will take the lead in all meetings and communications with any governmental body in connection with obtaining any necessary consents, clearances or approvals under antitrust laws (including the HSR Act).

Without limiting the generality of the foregoing, Parent shall take steps necessary to (i) resolve, avoid, or eliminate impediments or objections, if any, that may be asserted with respect to the Transactions by any Governmental Authority (as defined below), and (ii) vigorously contest (including by means of litigation) (x) any legal actions, arbitrations, charges, complaints, grievances, audits, investigations, litigations, suits or other civil or criminal proceedings or investigation brought, or threatened to be brought, by any Governmental Authority or any other Person (as defined below) seeking to enjoin, restrain, prevent, prohibit or make illegal the consummation of any of the Transactions or seeking damages or to impose any terms or conditions in connection with the Transactions, and (y) any order, decision, judgment, writ, injunction, decree, or award that enjoins, restrains, prevents, prohibits or makes illegal the consummation of any of the Transactions or imposes any damages, terms or conditions in connection with the Transactions. Parent shall, and shall cause its subsidiaries and Affiliates to, (A) propose, negotiate, commit to and effect, by consent decree, hold separate orders or otherwise, the sale, divesture, disposition, license of any assets, properties, businesses, products, product lines, rights, or services of Parent and its subsidiaries and affiliates, or Reis and its subsidiaries or any interest or interests therein, and (B) otherwise take or commit to take actions that after the Closing would limit Parent’s or its subsidiaries’ or affiliates’ freedom of action with respect to, or its or their ability to retain, one or more of the assets, properties, businesses, product lines, relationships or services of Parent and its subsidiaries and affiliates, Reis and its subsidiaries or any interest or interests therein, in each case of (A) and (B) to obtain any clearance required under the HSR Act or any other approval, consent or authorization necessary under applicable Law for the consummation of the Transactions; provided, however, that any such action in each case of (A) and (B), (i) shall be conditioned upon the consummation of the Transactions and (ii) would not, or would not reasonably be expected to, individually or in the aggregate, (x) have a material adverse effect on Reis and its subsidiaries, taken as a whole, or Parent and its subsidiaries, taken as a whole (with materiality being measured based on the size of Reis and its subsidiaries, taken as a whole) or (y) materially impair the overall benefits reasonably expected to be realized by Parent from the consummation of the Transactions, taking into account, among other things, effects on the assets, business and operations and relationships of both Parent and its subsidiaries and of Reis and its subsidiaries (with materiality being measured based on the size of Reis and its subsidiaries).

Further, Parent shall not, and shall cause its affiliates not to, acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, any Person, or otherwise acquire or agree to acquire any assets, if the entering into of a definitive agreement relating to or the consummation of such acquisition, merger or consolidation would reasonably be expected to (i) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any authorizations, consents, orders, declarations or approvals of any Governmental Authority necessary to consummate the Transactions or the expiration or termination of any applicable waiting period, (ii) materially increase the risk of any Governmental Authority entering an order prohibiting the consummation of the Transactions, or (iii) materially delay the consummation of the Transactions.

Employee Matters. Parent has agreed that, for a period commencing at the Effective Time and ending on the one year anniversary of the Effective Time, it will, or will cause the Surviving Corporation or any of their respective affiliates to, provide to each individual who, immediately before the Effective Time is an employee of Reis or any of its subsidiaries (each, a “Continuing Employee”) with (i) at least the same salary or hourly wage rate provided to such Continuing Employee immediately before the Effective Time, (ii) at least the same short-term (annual or more frequent) cash bonus opportunity provided to such Continuing Employee immediately before the Effective Time, provided that, except as described below, the performance metrics and other terms and conditions applicable to the cash bonuses may be modified, (iii) to substantially all Continuing Employees, at least the same commission opportunity provided to such Continuing Employees immediately before the Effective Time, provided that the structure of the commission arrangements may be modified, and (iv) other compensation and benefits that are not materially less favorable in the aggregate than those provided to such Continuing Employee as of the date of the Merger Agreement.

Parent has also agreed that it will, or will cause the Surviving Corporation or any of Parent’s or the Surviving Corporation’s respective affiliates, to honor all severance, change of control and similar agreements disclosed to Parent in accordance with their terms as in effect as of the date of the Merger Agreement. Under the terms of the Merger Agreement, with respect to Reis’s annual cash incentive compensation plan (the “AIP”) for the 2018 performance year, Parent has agreed to pay bonuses to those Continuing Employees who participate in the AIP immediately prior to the Effective Time in accordance with the terms of the AIP and to make determinations of performance achievement and bonus payment amounts for the 2018 performance year in a manner consistent with the Company’s past practices. The AIP bonus payments for the 2018 performance year, if any, will be made to those eligible Continuing Employees at the time Reis has historically paid annual bonuses, provided that if an eligible Continuing Employee is terminated without cause following the closing of the Merger but prior to the time the AIP bonus payments for the 2018 performance year are made, such Continuing Employee will continue to be eligible for a prorated AIP bonus payment for the 2018 performance year, based on the amount of time such Continuing Employee was employed in 2018, payable at the same time as the AIP bonuses are paid to other eligible employees in respect of the 2018 performance year.

With respect to any employee benefit plan or arrangement of Parent, the Surviving Corporation and their respective affiliates, including severance and vacation or other paid-time off benefits made available to any Continuing Employee after the Effective Time (other than any defined benefit pension plan and any equity plan) (the “New Plans), Parent will provide that (i) each Continuing Employee shall receive credit for such Continuing Employee’s years of service with Reis and its subsidiaries before the Effective Time for purposes of eligibility to participate in and vesting thereunder (but not benefit accrual) (except to the extent such credit would result in a duplication of accrual of benefits or with respect to New Plans created after the Effective Time for which similarly situated employees of Parent or the applicable affiliate do not receive past service credit), (ii) to the extent commercially practicable, at the Effective Time, any waiting time limitation in any New Plan is waived to the extent such waiting time was satisfied under the similar or comparable company benefit plan in which such Continuing Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans), and (iii) to the extent commercially practicable, all pre-existing condition exclusions or limitations and actively-at-work requirements of each New Plan be waived or satisfied for such Continuing Employee and his or her covered dependents to the extent waived or satisfied under the analogous Old Plan as of the Effective Time.

Prior to the Effective Time, Reis will take such corporate actions as are necessary to terminate any company benefit plan which is a qualified retirement plan with a 401(k) deferral feature, effective as of immediately prior to the Effective Time and contingent upon the Effective Time occurring, and such termination shall be pursuant to board resolutions and other actions required or appropriate under the terms of such company benefit plan.

Directors’ and Officers’ Indemnification and Insurance. The Merger Agreement provides for indemnification, advancement of expenses and exculpation from liabilities in favor of the current and former directors, officers and employees of Reis or any of its subsidiaries (the “Indemnified Parties”). Parent has agreed that all rights to indemnification, exculpation and advancement of expenses as provided in Reis’s organizational documents or agreements of Reis or its subsidiaries and certain indemnified parties will continue in full force and effect for a period of not less than six (6) years (plus ninety (90) days after the Effective Time (the “Indemnity Period”), or, if longer, for such period as is set forth in any applicable agreement.

In addition, Parent has agreed that during the Indemnity Period Parent and the Surviving Corporation will indemnify all Indemnified Parties to the fullest extent permitted by applicable Law with respect to all acts and omissions arising out of or relating to their services as directors, officers or employees of Reis, its Subsidiaries or another Person, if such Indemnified Party is or was serving as a director, officer or employee of such other Person at the request of Reis, whether asserted or claimed before, at or after, or occurring before or at, the Effective Time. If any Indemnified Party is or becomes involved in any Legal Action in connection with any matter subject to indemnification, then Parent shall cause the Surviving Corporation to advance as incurred any costs or expenses (including legal fees and disbursements), judgments, fines, losses, claims, damages or Liabilities (“Damages”) arising out of or incurred in connection with such Legal Action, subject to the Surviving Corporation’s receipt of an undertaking by or on behalf of such Indemnified Party, if required by the MGCL, to repay such Damages if it is ultimately determined under applicable Law that such Indemnified Party is not entitled to be indemnified. In the event of any such Legal Action, (i) each of Parent and the Surviving Corporation shall cooperate with the Indemnified Party in the defense of any such Legal Action and (ii) neither Parent nor the Surviving Corporation shall settle, compromise or consent to the entry of any judgment, in each case on behalf of an Indemnified Party, in any Legal Action pending or threatened in writing to which an Indemnified Party is a party (and in respect of which indemnification could be sought by such Indemnified Party hereunder), unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such Legal Action

For the Indemnity Period, Parent and the Surviving Corporation have agreed to maintain the current policies of directors’ and officers’ liability insurance maintained by Reis or policies of at least the same coverage and amounts containing terms and conditions that are no less advantageous with respect to claims arising out of or relating to events which occurred before or at the Effective Time (including in connection with the negotiation and execution of the Merger Agreement and the consummation of the Transactions or otherwise) so long as Parent and the Surviving Corporation are not required to pay an annual premium in excess of 350% of the last annual premium paid by Reis for such insurance before the date of this Agreement (such 350% amount being the “Maximum Premium). If Parent or the Surviving Corporation are unable to obtain the insurance described in the prior sentence for an amount less than or equal to the Maximum Premium, then Parent and the Surviving Corporation will, jointly and severally, instead obtain as much comparable insurance as possible for an annual premium equal to the Maximum Premium. Notwithstanding the foregoing, in lieu of such arrangements, before the Effective Time, Reis will be entitled to purchase a “tail” directors’ and officers’ liability insurance policy covering the matters described above and, if Reis elects to purchase such a policy before the Effective Time, then Parent and the Surviving Corporation’s obligations will be satisfied so long as Parent and the Surviving Corporation cause such policy to be maintained in effect for a period of six (6) years following the Effective Time; provided, that Reis will use its reasonable best efforts to apply any returned premium received by Reis in connection with Reis’s current policies of directors’ and officers’ liability insurance as a result of the Transactions contemplated by the Merger Agreement to the cost of such “tail” policy.

Reasonable Best Efforts. Each of Reis, Purchaser and Parent has agreed to, and to cause their respective affiliates to, use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to ensure that the conditions set forth in the Merger Agreement, including the Offer Conditions, are satisfied and to consummate the Transactions as promptly as practicable.

Stockholder Litigation. Reis will keep Parent reasonably informed with respect to the defense or settlement of any litigation brought by stockholders of Reis against Reis, its directors and/or its officers relating to the Transactions and Reis and will not settle any such litigation or consent to the same without the prior written consent of Parent (such consent not to be unreasonably withheld, delayed or conditioned).

Section 16 Matters. Prior to the Offer Acceptance Time, Reis will (and will be permitted to) take such steps as may be reasonably required to cause dispositions of Reis’s equity securities (including derivative securities) pursuant to the Transactions by each individual who is a director or officer of Reis to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Stock Exchange Delisting and Deregistration. Prior to the Effective Time, Reis will cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do, or cause to be done, all things reasonably necessary on its part under applicable laws and rules and policies of the Nasdaq Stock Market to enable the de-listing by the Surviving Corporation of the Shares from the Nasdaq Stock Market and the deregistration of the Shares under the Exchange Act, as promptly as practicable after the Effective Time, and in any event no more than ten (10) days thereafter.

Financing. Parent shall keep Reis informed on a reasonably current basis of the status of the obtaining of funds necessary to consummate the Transactions, including for the payment of the aggregate amount of the Offer Price, other amounts payable pursuant to the Merger Agreement, any fees and expenses of or payable by Parent, Purchaser or the Surviving Corporation in connection with the Transactions and any other amounts, including indebtedness of Reis and its subsidiaries, required to be paid in connection with, or as a result of, the consummation of the Transactions. Parent and Purchaser acknowledge and agree that the obtaining of such funds is not, and shall not be deemed to be, a condition to the closing of the Merger.

No Solicitation. Except as described below, Reis will not, and will cause its subsidiaries not to, and Reis will direct its Representatives not to, directly or indirectly:

(i)

solicit, initiate, knowingly facilitate or knowingly encourage the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, a Takeover Proposal (as defined below) or any potential Takeover Proposal;

(ii)

enter into or participate in any discussions with any Person (as defined below) regarding, or for the purpose of soliciting or knowingly encouraging or facilitating, a Takeover Proposal or any proposal that would reasonably be expected to lead to a Takeover Proposal (other than to state that Reis is not permitted to have discussions except in accordance with the terms of the Merger Agreement);

(iii)

approve, recommend, execute or enter into any letter of intent, agreement in principle or any Contract providing for a Takeover Proposal, or that would reasonably be expected to lead to a Takeover Proposal (other than an Acceptable Confidentiality Agreement (as defined below)); or

(iv)	furnish to any Person any non-public information regarding Reis or any of its Subsidiaries in connection with any Takeover Proposal or any potential Takeover Proposal.

Reis will, and will cause each of its subsidiaries to, and Reis shall direct the Representatives of Reis and its subsidiaries to, immediately cease and terminate any existing solicitation, discussion or negotiation heretofore conducted by Reis, any of its subsidiaries or their respective Representatives with any person (other than Parent and its affiliates) with respect to any Takeover Proposal, or any proposal that would reasonably be expected to lead to a Takeover Proposal.

Reis will, (i) as promptly as reasonably practicable (and in any event within two (2) business days) following the date of the Merger Agreement, request the prompt return or destruction (to the extent provided for by the applicable confidentiality agreement) of all information or documents previously furnished to any person (other than to Parent, its affiliates and their respective Representatives) that has made or has explored a Takeover Proposal to the extent such request was not made by Reis prior to the date hereof, and (ii) not release any person from, or terminate, waive, amend or modify any provision of, or grant permission under, any confidentiality or standstill provision in any agreement to which Reis or any of its subsidiaries is party and use reasonable best efforts to enforce the provisions of any such agreements, except as expressly permitted below.

Notwithstanding the above limitations, if Reis receives after the date of the Merger Agreement and prior to the Offer Acceptance Time a bona fide written Takeover Proposal that did not result from a breach of the non-solicitation provisions of the Merger Agreement and the Reis Board determines, after consultation with its financial advisor and outside legal counsel, that such an Takeover Proposal constitutes or could reasonably be expected to lead to, a Superior Proposal (as defined below) and that the failure to take such action would be inconsistent with its fiduciary duties under applicable law, Reis may take the following actions:

(x)

furnish access and non-public information with respect to Reis and any of its subsidiaries to the person who has made such Takeover Proposal (and their potential sources of funding) pursuant to an Acceptable Confidentiality Agreement, provided that any written material non-public information provided under this clause (x) shall have previously been provided to Parent or shall be provided to Parent substantially concurrently (and in any event within twenty-four (24) hours) with the time it is provided to such person (or any of their potential sources of funding); and

(y)	participate or engage in discussions and negotiations regarding such Takeover Proposal.

From and after the date of the Merger Agreement, Reis will promptly (but in any event within the earlier of one (1) business day and forty-eight (48) hours) notify Parent in writing of (i) the receipt of any Takeover Proposal, specifying the material terms and conditions thereof (and including a copy thereof, if such proposal is in writing) and the identity of the party making the proposal, and (ii) any material modifications to the financial or other material terms and conditions of such Takeover Proposal.

“Takeover Proposal” means any proposal or offer (including any amendment or modification to any existing proposal or offer) from any Person or “group” (as defined in Section 13(d) of the Exchange Act), other than Parent or any of its affiliates, for (i) a merger, consolidation or business combination representing 20% or more of the consolidated assets of Reis and its subsidiaries, taken as a whole, (ii) a sale, lease, exchange, transfer or other disposition, in a single transaction or series of related transactions, of 20% or more of the consolidated assets of Reis and its subsidiaries, taken as a whole, or (iii) a purchase or sale of shares of capital stock or other securities, in a single transaction or series of related transactions, representing 20% or more of the voting power of the capital stock of Reis, including by way of a tender offer or exchange offer.

“Superior Proposal” means a bona fide written Takeover Proposal which is received by Reis after the date hereof other than as the result of a violation of the non-solicitation provisions of the Merger Agreement and which the Reis Board determines in good faith, after consultation with its legal and financial advisors and taking into account all financial, legal, regulatory and any other aspects of the Takeover Proposal, the person making the proposal and other aspects of the Takeover Proposal that the Reis Board deems relevant, is more favorable, from a financial point of view, to the stockholders of Reis than the Transactions (including any amendments to the Merger Agreement proposed in writing by Parent); provided that for purposes of the definition of “Superior Proposal” the references to “20%” in the definition of Takeover Proposal shall be deemed to be references to “50%.”

“Acceptable Confidentiality Agreement” means a confidentiality agreement between Reis and a Person making a Takeover Proposal (and/or its affiliates) entered into prior to the date hereof, or if entered into on or after the date hereof, entered into only in compliance with the applicable provisions of the Merger Agreement and on terms not materially less favorable in the aggregate to Reis than those contained in the confidentiality agreement (except that such confidentiality agreement (i) need not include a standstill or similar provisions and (ii) may contain additional provisions that expressly permit Reis to comply with the applicable provisions of the Merger Agreement).

“Person” means any natural person, corporation, company, partnership, association, limited liability company, limited partnership, limited liability partnership, trust or other legal entity or organization, including a Governmental Authority.

“Governmental Authority” means: (i) any federal, state, local, municipal, foreign or international government or governmental authority, quasi-governmental entity of any kind, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court, tribunal, arbitrator or arbitral body (public or private) or any body exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature, or (ii) any self-regulatory organization.

Nothing in the Merger Agreement shall prohibit Reis from complying with Rules 14d-9, 14e-2 and Item 1012(a) of Regulation M-A promulgated under the Exchange Act, or from issuing a “stop, look and listen” statement pending disclosure of its position thereunder, provided that the Reis Board shall not effect an Adverse Recommendation Change except as set forth below.

Recommendation Change. As described above, and subject to the provisions described below, the Reis Board has determined to recommend that the stockholders of Reis accept the Offer and tender their Shares to Purchaser in the Offer. The foregoing recommendation is referred to herein as the “Company Board Recommendation.” The Reis Board also agreed to include the Company Board Recommendation with respect to the Offer in the Schedule 14D-9 and has permitted Parent to refer to such recommendation in this Offer to Purchase and documents related to the Offer.

Except as described below, prior to the Effective Time or the termination of the Merger Agreement pursuant to its terms, neither the Reis Board nor any committee thereof may:

(i)	withdraw, qualify, modify or amend (or publicly propose to withdraw, qualify, modify or amend) the Company Board Recommendation in any manner adverse to Parent;

(ii)	adopt, approve, endorse, recommend or declare advisable (or publicly propose to adopt, approve, endorse, recommend or declare advisable) a Takeover Proposal;

(iii)

approve, recommend or allow Reis to enter into a letter of intent or contract for a Takeover Proposal (other than an Acceptable Confidentiality Agreement entered into following compliance with the non-solicitation provisions of the Merger Agreement;

(iv)	fail to include the Company Board Recommendation in the Schedule 14D-9;

(v)

after public announcement of a Takeover Proposal, fail to publicly affirm the Company Board Recommendation within three (3) business days after a written request by Parent to do so (provided, that Parent may make such request no more than one (1) time with respect to any Takeover Proposal, except that Parent may make additional requests in the event that there is a material change in the terms of, or upon the public announcement of the satisfaction or fulfillment of a material condition to, such Takeover Proposal); or

(vi)

fail to recommend against any Takeover Proposal that is a tender offer or exchange offer subject to Regulation 14D under the Exchange Act within ten (10) Business Days after the commencement of such tender offer or exchange offer (any of the foregoing, an “Adverse Recommendation Change”).

Notwithstanding the foregoing, if Reis or the Reis Board receives, at any time prior to the Offer Acceptance Time, a bona fide written Takeover Proposal that did not result from a breach of the provisions summarized here, and Reis’s Board determines in good faith (i) after consultation with Reis’s outside legal and financial advisors that such Takeover Proposal constitutes a Superior Proposal and (ii) after consultation with Reis’s outside legal counsel, that in light of such Takeover Proposal, a failure to take such actions would be inconsistent with the duties of Reis’s Directors under applicable Law, Reis’s Board may terminate this Agreement to enter into a Contract with respect to such Superior Proposal or make an Adverse Recommendation Change, but only if:

(i)

Reis has first given written notice to Parent at least four (4) business days prior to any such proposed termination that it is prepared to terminate the Merger Agreement to enter into a contract with respect to a Superior Proposal, which notice will include the material terms and conditions of the transaction that constitutes such Superior Proposal and the identity of the party making such Superior Proposal, and will, if requested by Parent, have negotiated with Parent in good faith during such four (4) business day period regarding modifications of the terms and conditions of the Merger Agreement proposed by Parent so that such Superior Proposal is no longer a Superior Proposal; and

(ii)

Parent does not make, within four (4) business days after the receipt of such notice (it being understood and agreed that any material change to the financial or other material terms and conditions of such Superior Proposal shall require an additional notice to Parent and a new two (2) business day period), a binding and irrevocable written and complete proposal that the Reis Board determines, after consultation with its financial advisor and outside legal counsel, causes the Takeover Proposal that constituted a Superior Proposal to no longer constitute a Superior Proposal.

Additionally, at any time prior to the Offer Acceptance Time, the Reis Board may make an Adverse Change Recommendation if, in response to an Intervening Event (as defined below):

(i)

the Reis Board has concluded, following consultation with its outside legal counsel, that its failure to make such Adverse Recommendation Change would be inconsistent with the duties of the Reis Directors under applicable law; and

(ii)

at least four (4) business days prior to such Adverse Recommendation Change, Reis will have provided to Parent notice stating that an Intervening Event has occurred and describing such Intervening Event and, if requested by Parent, negotiated in good faith with Parent during such four (4) business day period regarding a modification of the terms and conditions of this Agreement so that the Transactions may be effected.

“Intervening Event” means any material event, fact, development or occurrence that arises after the date of the Merger Agreement and materially affects the business, assets or operations of Reis (other than any event, fact, development or occurrence resulting from a breach of the Merger Agreement by Reis) that (x) was not known to, or reasonably foreseeable by, the Reis Board as of or prior to the date hereof, and (y) becomes known to the Reis Board prior to the Offer Acceptance Time, other than (a) changes in the Share price, (b) any Takeover Proposal or (c) the fact that Reis exceeds any internal or published projections, estimates or expectations of Reis’s revenue, earnings or other financial performance or results of operation for any period.

Termination. The Merger Agreement may be terminated as follows:

(i)	at any time before the Effective Time, by mutual written consent of Parent and Reis;

(ii)

by either Parent or Reis, if the Offer Acceptance Time has not occurred by January 29, 2019 (the “Outside Date”); provided, that this termination right will not be available to any party whose breach of any covenant or agreement of this Agreement has materially contributed to, or resulted in, the failure of the Offer Acceptance Time to have occurred by such date (such termination, an “Outside Date Termination”);

(iii)

by either Parent or Reis if any order, decision, judgment, writ, injunction, decree, or award of any federal or state court of the United States of America or any state thereof permanently enjoins or otherwise prohibits the consummation of the Offer or the Merger, and such order has become final and nonappealable;

(iv)

by either Parent or Reis if the waiting period (and any extension thereof) applicable to the consummation of the Offer and the Merger under the HSR Act shall have expired or been terminated, and any Governmental Authority of competent jurisdiction shall not have enacted, issued, promulgated or entered any Law that restrains, enjoins or otherwise prohibits, nor issued any order which enjoins or prohibits the consummation of the Offer or the Merger, but the Minimum Tender Condition shall not have been satisfied by December 29, 2018; provided, that notwithstanding the foregoing, the right to terminate this Agreement under this section shall not be available to any party to the Merger

Agreement (and in the case of Parent, Purchaser) who at such time is then in material breach of their respective representations, warranties, covenants or agreements contained in the Merger Agreement;

(v)	by Parent following any Adverse Recommendation Change (an “Adverse Recommendation Termination”);

(vi)

by Reis, if Reis or the Reis Board receives, after the date of Merger Agreement and at any time prior to the Acceptance Time, a bona fide written Takeover Proposal that did not result from a breach of the provisions described herein, and the Reis Board determines in good faith (i) after consultation with Reis’s outside legal and financial advisors that such Takeover Proposal constitutes a Superior Proposal and (ii) after consultation with Reis’s outside legal counsel, that in light of such Takeover Proposal, a failure to take such actions would be inconsistent with the duties of Reis’s Directors under applicable Law, subject to the terms and conditions summarized under “—Recommendation Change” above;

(vii)

by Parent (so long as neither Parent nor Purchaser is in material breach of any representation, warranty, covenant or agreement under the Merger Agreement), if Reis has breached any of its representations, warranties, covenants or agreements contained in the Merger Agreement, which breach (i) would give rise to the failure of any of the following conditions in clauses (A)—(E) below and (ii) is not cured within twenty (20) business days of receiving written notice from Parent of such breach (such termination, a “Reis Breach Termination”):

(A)

the representations and warranties of Reis shall be true and correct in all respects, other than those in (B)—(D) as set forth below, without regard to any “materiality,” “Material Adverse Effect” or similar qualifications contained in them, at and as of the date of the Merger Agreement and at and as of the Offer Acceptance Time as if made on and as of the expiration of the Offer (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that date), with only such exceptions as would not individually or in the aggregate reasonably be expected to have a Material Adverse Effect;

(B)

certain representations and warranties of Reis regarding its power and authority to own, lease and operate the assets and properties that it purports to own, lease and operate and to carry on its business as now conducted, which shall be true and correct in all material respects as of the date of the Merger Agreement and at and as of the expiration of the Offer, as though made on and as of the expiration of the Offer;

(C)

certain representations and warranties of Reis that (i) it is duly incorporated, validly existing and in good standing under the Laws of its jurisdiction of incorporation, (ii) that each of Reis’s subsidiaries is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization and has the requisite power and authority to own, lease and operate the assets and properties that it purports to own, lease and operate and to carry on its business as now conducted, (iii) that Reis has all necessary corporate power and authority to enter into, execute and deliver the Merger Agreement and to perform its obligations under the Merger Agreement and to consummate the Transactions, and (iv) that the Merger Agreement has been duly executed and delivered by Reis and, assuming the due authorization, execution and delivery of the Merger Agreement, is a legal, valid and binding agreement of Reis, enforceable against Reis in accordance with its terms, which all shall be true and correct in all respects as of the date of the Merger Agreement and as of the expiration of the Offer as if made at and as of the expiration of the Offer; and

(D)

the representations and warranties of Reis regarding its capitalization shall be true and correct (subject to de minimis exceptions) as of the date of the Merger Agreement and as of the expiration of the Offer as if made on and as of the expiration of the Offer; or

(E)	Reis shall have performed in all material respects its obligations required to be performed by it under the Merger Agreement at or by the expiration of the Offer;

(vii)

by Reis (so long as Reis is not in material breach of its representations, warranties, covenants or agreements under the Merger Agreement), if (a) Parent or Purchaser has breached any of their respective representations, warranties, covenants or agreements under the Merger Agreement, which breach (i) would reasonably be expected to result in a Parent Material Adverse Effect and (ii) has not been cured within twenty (20) business days after Parent’s receipt of written notice of such breach from Reis.

Effect of Termination. If the Merger Agreement is terminated pursuant to its terms, the Merger Agreement will become void and of no further force and effect, with no liability on the part of any party to this Agreement (or any stockholder or Representative of such party) following any such termination, except that (i) certain specified provisions of the Merger Agreement will survive, including those described in “—Reis Termination Fee” below, (ii) the Confidentiality Agreement will survive and remain in full force and effect in accordance with its terms and (iii) except as set forth in the Merger Agreement, termination will not relieve any party from liability for fraud or willful and material breach of the Merger Agreement prior to such termination.

Reis Termination Fee. Reis has agreed to pay Parent a termination fee of $8,339,446 in cash (the “Termination Fee”) if:

(i)

the Merger Agreement is terminated by Reis if Reis or Reis’s Board receives, after the date of the Merger Agreement and at any time prior to the Acceptance Time, a bona fide written Takeover Proposal, and Reis’s Board determines in good faith (i) after consultation with Reis’s outside legal and financial advisors that such Takeover Proposal constitutes a Superior Proposal and (ii) after consultation with Reis’s outside legal counsel, that in light of such Takeover Proposal, a failure to take such actions would be inconsistent with the duties of Reis’s Directors under applicable law, Reis’s Board may terminate the Merger Agreement to enter into a contract with respect to such Superior Proposal or make an Adverse Recommendation Change, in which case payment shall be made concurrently with such termination;

(ii)	the Merger Agreement is terminated by Parent pursuant to an Adverse Recommendation Termination, in which case payment shall be made within five (5) business days following such termination; or

(iii)

if (x) a Takeover Proposal made after the date of the Merger Agreement shall have been publicly made or publicly proposed to Reis or otherwise publicly announced prior to the Offer Acceptance Time and not subsequently publicly withdrawn, (y) the Merger Agreement is terminated by Reis or Parent pursuant to an Outside Date Termination or by Parent pursuant to a Reis Breach Termination and (z) within twelve (12) months following the date of such termination, Reis enters into a definitive contract with respect to a Takeover Proposal and any such Takeover Proposal is consummated or Reis consummates any Takeover Proposal, in which case payment shall be made within five (5) business days following the date on which Reis consummates such Takeover Proposal. For purposes of the foregoing clauses (x) and (z) only, references in the definition of the term Takeover Proposal to the figure “20%” shall be deemed to be replaced by “50%.”

Parent’s right to receive the Termination Fee will be the sole and exclusive remedy (whether at law, in equity, in contract, tort or otherwise) of Parent and its affiliates, as applicable, for (x) any Damages suffered as a result of the failure of the Offer or the Merger to be consummated and (y) any other Damages suffered as a result of or under the Merger Agreement and the Transactions, and upon payment of the Termination Fee, neither Reis nor any of its stockholders, directors, officers, agents or other Representatives will have any further liability or obligation relating to or arising out of the Merger Agreement or the Transactions; provided that the foregoing will not impair the rights of Parent and Purchaser, if any, to obtain an injunction, specific performance or other equitable relief prior to any termination of the Merger Agreement.

Specific Performance. The parties have agreed that irreparable damage would occur if any of the provisions of the Merger Agreement were not performed in accordance with their specific terms or were otherwise breached. It has been accordingly agreed that the parties will be entitled to an injunction or injunctions to prevent breaches or threatened breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement in a state or federal court located in Baltimore City, Maryland, this being in addition to any other remedy at law or in equity, and the parties to the Merger Agreement have waived any requirement for the posting of any bond or similar collateral in connection therewith. Each party has agreed that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that or otherwise assert that (a) the other party has an adequate remedy at law or (b) an award of specific performance is not an appropriate remedy for any reason at law or equity.

Expenses. Except as otherwise provided in the Merger Agreement, whether or not the Transactions are consummated, all expenses incurred by any party to the Merger Agreement or on its behalf in connection with the Merger Agreement and the Transactions will be paid by the party incurring such expenses; provided, however, that Parent will pay any applicable filing fees under the HSR Act in connection with the Transactions.

Offer Conditions. The Offer Conditions are described in Section 13—“Conditions of the Offer.”

Summary of the Tender and Support Agreements

On August 29, 2018, Lloyd Lynford, the Chief Executive Officer and President of Reis, and Jonathan Garfield, the Executive Vice President of Reis, and certain of their respective affiliated trust entities entered into Tender and Support Agreements with Parent and Purchaser, pursuant to which each such person in their capacity as a stockholder agreed to validly tender or cause to be tendered their Shares promptly following, and in any event no later than, the tenth business day following the commencement of the Offer. The stockholders that are party to the Tender and Support Agreements have agreed to tender a total of 2,085,769 Shares pursuant to such agreements. The foregoing summary of certain provisions of the Tender and Support Agreements and all other provisions of the Tender and Support Agreements discussed herein is qualified by reference to the complete text of the Tender and Support Agreements themselves, which are filed as Exhibits d(2) and d(3) and are incorporated by reference herein.

Summary of the Confidentiality Agreement

On May 25, 2018, Reis and Parent entered into a non-disclosure agreement that provided Reis with certain protections in connection with the disclosure of confidential information for purposes of evaluating a possible negotiated transaction (the “Confidentiality Agreement”). As a condition to being furnished Evaluation Material (as defined in the Confidentiality Agreement) of Reis, Parent agreed, among other things, to keep such Evaluation Material confidential and to use such Evaluation Material solely for the purpose of evaluating the possible transaction. The foregoing summary of certain provisions of the Confidentiality Agreement and all other provisions of the Confidentiality Agreement discussed herein is qualified by reference to the complete text of the Confidentiality Agreement itself, which are filed as Exhibit d(4) and are incorporated by reference herein.

Summary of the Exclusivity Agreement

Reis and Parent entered into an exclusivity agreement, dated August 24, 2018 (the “Exclusivity Agreement”), in connection with the consideration of a possible acquisition by Parent of 100% of the Shares. Under the Exclusivity Agreement, Reis agreed not to initiate, encourage, or solicit any inquiries with respect to any individual, corporation, limited liability company, partnership, association, trust or any other entity or organization, among others, to purchase or acquire beneficial ownership of five percent (5%) or more of any class of equity securities of Reis, subject to certain exceptions, until 5:00 p.m. New York City time on August 29, 2018. The foregoing summary of certain provisions of the Exclusivity Agreement and all other provisions of the Exclusivity Agreement discussed herein is qualified by reference to the complete text of the Exclusivity Agreement itself, which are filed as Exhibit d(5) and are incorporated by reference herein.

Effects of Inability to Consummate the Merger

If, following the consummation of the Offer, the Merger is not consummated for any reason (see “Conditions to the Offer” below), Parent, which owns 100% of the common stock of the Purchaser, will indirectly control the number of Shares acquired by the Purchaser pursuant to the Offer, as well as any other Shares held by Parent or its subsidiaries. As a result of its ownership of such Shares and right to designate nominees for election to the Reis Board (assuming no waiver of the Minimum Tender Condition), Parent indirectly will be able to control decision of the Reis Board and the decisions of the Purchaser as a stockholder of Reis. This concentration of control in one stockholder may adversely affect the market value of the Shares.

12.	Source and Amount of Funds.

The Offer is not conditioned upon Parent’s or Purchaser’s ability to finance the purchase of Shares pursuant to the Offer. Parent and Purchaser estimate that the total amount of funds required to purchase all the Shares that are validly tendered into the Offer, to make the payments for options, restricted stock units and other payments referred to in the Merger Agreement, to pay related fees and expenses and to consummate the Merger and pay the Merger Consideration will be approximately $280 million. Purchaser will receive funds from Parent sufficient to satisfy these obligations. Parent expects that it will obtain these funds through a combination of available cash on hand and borrowings at prevailing effective rates under Parent’s commercial paper program. However, the specific form and terms, and precise timing of Parent’s borrowings under Parent’s commercial paper program have not yet been made except as noted below. Accordingly, specific plans with respect to repayment of any amounts borrowed have not yet been made, except as noted below.

If Parent elects to use its commercial paper program to provide financing for the Offer and the Merger, Parent will issue commercial paper to only qualified institutional buyers. Amounts available under Parent’s commercial paper program may be borrowed, repaid and re-borrowed from time to time, with the aggregate face or principal amount of the notes outstanding under the program at any time not to exceed $1,000,000,000. The notes under the program will have maturities of up to 397 days from the date of issue. The notes will rank at least pari passu with all of Parent’s other unsecured and unsubordinated indebtedness. Parent also has a revolving credit facility as a liquidity backstop for its borrowings under the commercial paper program. Parent expects such commercial paper to be issued at a discount to principal amount resulting in an effective yield determined by the market for commercial paper at the time of each such issuance, the maturities of such commercial paper and Parent’s commercial paper rating, which indicative yield would be approximately 2.26% for 30 days commercial paper as of September 12, 2018.

As of September 12, 2018, Parent has no commercial paper borrowings outstanding under its program leaving the entire $1,000,000,000 available for borrowing under the program.

A copy of the form dealer agreement pursuant to which Parent’s commercial paper is anticipated to be issued is incorporated at Exhibit (b) to the Schedule TO, which is incorporated herein by reference, and the foregoing summary of Parent’s commercial paper is qualified by reference to such commercial paper dealer agreement.

We do not believe our financial condition is relevant to your decision whether to tender your Shares and accept the Offer because (i) the Offer is being made for all outstanding Shares solely for cash, (ii) the Offer is not subject to any financing condition, (iii) if we consummate the Offer, we will acquire all remaining Shares other than Converted Shares for the same price in the Merger, and (iv) Parent and/or one or more of its affiliates has, and will arrange for us to have, sufficient funds to purchase all Shares validly tendered in the Offer, and not properly withdrawn, to acquire the remaining outstanding Shares in the Merger on the terms set forth in this Offer to Purchase.

13.	Conditions of the Offer.

The obligation of Purchaser to accept for payment and pay for Shares validly tendered and not validly withdrawn pursuant to the Offer is subject to the satisfaction of the conditions set forth in clauses (a) through

(d) below. Notwithstanding any other provisions of the Offer or the Merger Agreement to the contrary and subject to any applicable rules and regulations of the SEC including Rule 14e-1(c) of the Exchange Act, Purchaser is not required to accept for payment or pay for, any tendered Shares if:

a.

there shall not have been validly tendered and not withdrawn prior to the expiration of the Offer that number of Shares (excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been received) which would represent at least a majority of the issued and outstanding Shares (excluding, for purposes of determining such majority, the total number of Shares owned by any of Reis’s wholly owned subsidiaries);

b.	the waiting period (and any extension thereof) applicable to the consummation of the Offer and the Merger under the HSR Act shall not have expired or been terminated;

c.	the following conditions shall exist at the time of expiration of the Offer or immediately prior to such payment:

(i)

any governmental body of competent jurisdiction shall have enacted, issued, promulgated or entered any law, common law, statute, ordinance, code, regulation, rule or other requirement that is in effect and restrains, enjoins or otherwise prohibits, or issued any order, decision, judgment, writ, injunction, decree, award or other determination which is then in effect that enjoins or otherwise prohibits, the consummation of the Offer or the Merger;

(ii)	since the date of the Merger Agreement, there shall have occurred a Material Adverse Effect;

(iii)

(A) the representations and warranties of Reis set forth in the Merger Agreement shall not be true and correct in all respects, other than those in (B)—(D) as set forth below, without regard to any “materiality,” “Material Adverse Effect” or similar qualifications contained in them, at and as of the date of the Merger Agreement and at and as of the expiration of the Offer as if made on and as of the expiration of the Offer (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that date), with only such exceptions as would not individually or in the aggregate reasonably be expected to have a Material Adverse Effect; (B) certain representations and warranties of Reis regarding its power and authority to own, lease and operate the assets and properties that it purports to own, lease and operate and to carry on its business as now conducted, shall not be true and correct in all material respects as of the date of the Merger Agreement and at and as of the expiration of the Offer, as though made on and as of the expiration of the Offer; (C) certain representations and warranties of Reis that (i) it is duly incorporated, validly existing and in good standing under the Laws of its jurisdiction of incorporation, (ii) that each of Reis’s subsidiaries is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization and has the requisite power and authority to own, lease and operate the assets and properties that it purports to own, lease and operate and to carry on its business as now conducted, (iii) that Reis has all necessary corporate power and authority to enter into, execute and deliver the Merger Agreement and to perform its obligations under the Merger Agreement and to consummate the Transactions, and (iv) that the Merger Agreement has been duly executed and delivered by Reis and, assuming the due authorization, execution and delivery of the Merger Agreement, is a legal, valid and binding agreement of Reis, enforceable against Reis in accordance with its terms, shall not be true and correct in all respects as of the date of the Merger Agreement and as of the expiration of the Offer as if made at and as of the expiration of the Offer; and (D) the representations and warranties of Reis regarding its capitalization shall not be true and correct (subject to de minimus exceptions) as of the date of the Merger Agreement and as of the expiration of the Offer as if made on and as of the expiration of the Offer;

(iv)	Reis shall have failed to perform in any material respect its obligations required to be performed by it under the Merger Agreement at or before such time; or

(v)	The Merger Agreement shall have been terminated in accordance with its terms; or

d.

immediately prior to the expiration of the Offer, Reis shall not have delivered to Parent a certificate, signed by an executive officer of Reis, certifying that none of the conditions set forth in clauses (ii), (iii) or (iv) of the foregoing clause (c) shall be continuing as of the expiration of the Offer.

The foregoing conditions set forth in clause (c)(ii), (c)(iii), (c)(iv) and clause (d) are for the sole benefit of Parent and Purchaser and may be waived by Parent or Purchaser in whole or in part at any time and from time to time and in the sole discretion of Parent or Purchaser, subject in each case to the terms of the Merger Agreement and applicable law. Any reference to a condition or requirement being satisfied shall be deemed met if such condition or requirement is so waived. The foregoing conditions shall be in addition to, and not a limitation of, the rights of Parent and Purchaser to extend, terminate and/or modify the Offer pursuant to the terms and conditions of the Merger Agreement. The failure by Parent, Purchaser or any other affiliate of Parent at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

14.	Dividends and Distributions.

Under the terms of the Merger Agreement, Reis is not permitted to, and will cause its subsidiaries not to, authorize, make, declare, set aside or pay any dividends or distributions in respect of any shares of its capital stock other than dividends and distributions to Reis by its wholly owned subsidiaries, and other than regular quarterly cash dividends in respect of the shares of common stock not to exceed $0.19 per share and with record dates and payment dates for such dividends consistent with past practice, subject to compliance with applicable law. See Section 11—“Purpose of the Offer and Plans for Reis; Summary of the Merger Agreement and Certain Other Agreements—Summary of the Merger Agreement—Conduct of Business Pending the Merger.”

15.	Certain Legal Matters; Regulatory Approvals.

General. Except as otherwise set forth in this Offer to Purchase, based on Parent’s and Purchaser’s review of publicly available filings by Reis with the SEC and other information regarding Reis, Parent and Purchaser are not aware of any licenses or other regulatory permits which appear to be material to the business of Reis and which might be adversely affected by the acquisition of Shares by Purchaser or Parent pursuant to the Offer or of any approval or other action by any governmental, administrative or regulatory agency or authority which would be required for the acquisition or ownership of Shares by Purchaser or Parent pursuant to the Offer. In addition, except as set forth below, Parent and Purchaser are not aware of any filings, approvals or other actions by or with any governmental body or administrative or regulatory agency that would be required for Parent’s and Purchaser’s acquisition or ownership of the Shares. Should any such approval or other action be required, Parent and Purchaser currently expect that such approval or action, except as described below under “State Takeover Laws,” would be sought or taken. There can be no assurance that any such approval or action, if needed, would be obtained or, if obtained, that it will be obtained without substantial conditions; and there can be no assurance that, in the event that such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Reis’s or Parent’s business or that certain parts of Reis’s or Parent’s business might not have to be disposed of or held separate. In such an event, we may not be required to purchase any Shares in the Offer. See Section 13—“Conditions of the Offer.”

Antitrust. Under the HSR Act, and the rules and regulations promulgated thereunder by the U.S. Federal Trade Commission (the “FTC”), certain transactions may not be consummated until certain information and documentary materials have been furnished for review to the FTC and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to Parent by virtue of Purchaser’s acquisition of the Shares in the Offer (and the Merger).

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar-day waiting period following the filing of certain required information and documentary material concerning the Offer (and the Merger) with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. The parties agreed in the Merger Agreement to file such Premerger Notification and Report Forms under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger as promptly as practicable, but in any event within ten (10) business days following the execution and delivery of the Merger Agreement. The parties will accordingly make the filings referenced in the foregoing sentence on the date hereof. Under the HSR Act, the required waiting period will expire at 11:59 pm, Eastern Time, on the 15th calendar day after the filing by Parent, unless earlier terminated by the FTC and the Antitrust Division or Parent receives a request for additional information or documentary material (“Second Request”) from either the FTC or the Antitrust Division prior to that time. If a Second Request issues, the waiting period with respect to the Offer (and the Merger) would be extended for an additional period of ten calendar days following the date of Parent’s substantial compliance with that request. If either the 15-day or ten-day waiting period expires on a Saturday, Sunday or federal holiday, then the period is extended until 11:59 p.m. of the next day that is not a Saturday, Sunday or federal holiday. Only one extension of the waiting period pursuant to a Second Request is authorized by the HSR Act rules. After that time, the waiting period could be extended only by court order or with Parent’s consent. The FTC or the Antitrust Division may terminate the additional ten-day waiting period before its expiration. Complying with a Second Request can take a significant period of time. Although Reis is also required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, neither Reis’s failure to make its filing nor failure to comply with its own Second Request in a timely manner will extend the waiting period with respect to the purchase of Shares in the Offer (and the Merger).

The FTC and the Antitrust Division frequently scrutinize the legality under the U.S. antitrust laws of transactions, such as Purchaser’s acquisition of Shares in the Offer (and the Merger). At any time before or after Purchaser’s purchase of Shares in the Offer (and the Merger), the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares in the Offer (and the Merger), the divestiture of Shares purchased in the Offer and Merger or the divestiture of substantial assets of Parent, Reis or any of their respective subsidiaries or affiliates. Private parties, as well as state attorneys general, also may bring legal actions under the antitrust laws under certain circumstances. See Section 13—“Conditions of the Offer.”

Parent and Reis also conduct business outside of the United States. However, based on a review of the information currently available relating to the countries and businesses in which Parent and Reis are engaged, Parent and Purchaser believe that no mandatory antitrust premerger notification filing is required outside the United States and approval of any non-U.S. antitrust authority is not a condition to the consummation of the Offer or the Merger.

Based upon an examination of publicly available and other information relating to the businesses in which Reis is engaged, Parent and Purchaser believe that the acquisition of Shares in the Offer (and the Merger) should not violate applicable antitrust laws. Nevertheless, Parent and Purchaser cannot be certain that a challenge to the Offer (and the Merger) on antitrust grounds will not be made, or, if such challenge is made, what the result will be. See Section 13—“Conditions of the Offer.”

Stockholder Approval Not Required. Reis has represented in the Merger Agreement that execution, delivery and performance of the Merger Agreement by Reis and the consummation by Reis of the Offer and the Merger have been duly and validly authorized by all necessary corporate action on the part of Reis, and no other corporate proceedings on the part of Reis are necessary to authorize the Merger Agreement or to consummate the Offer and the Merger. Section 3-106.1 of the MGCL provides that stockholder approval of a merger is not required if certain requirements are met, including that (i) the acquiring company consummates a tender offer for any and all of the outstanding stock of the company to be acquired that, absent Section 3-106.1 of the MGCL, would be entitled to vote on the merger and (ii) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 3-106.1 of the MGCL, would be required to approve the merger. If the Minimum Tender Condition is satisfied and we accept Shares for payment pursuant to the Offer, we will hold a sufficient number of Shares to ensure that Reis will not be required to submit the adoption of the Merger Agreement to a vote of its stockholders. Subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Purchaser, Parent and Reis are required to effect the Merger pursuant to Section 3-106.1 of the MGCL as promptly as possible (and in no event later than 9:00 a.m. Eastern Time on the first business day following the date on which Shares are first accepted for purchase under the Offer). See Section 11—“Purpose of the Offer and Plans for Reis; Summary of the Merger Agreement and Certain Other Agreements.”

State Takeover Laws. A number of states (including Maryland, where Reis is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.

As a Maryland corporation, Reis has not opted out of Sections 3-601 and 3-602 of the MGCL. In general, under Section 3-602 of the MGCL, a corporation may not engage in any business combination with any interested stockholder or any affiliate of the interested stockholder for a period of 5 years following the most recent date on which the interested stockholder became an interested stockholder unless certain exemptions specified under Section 3-603(c), (d), or (e) apply

Reis has represented to us in the Merger Agreement that no “fair price”, “moratorium”, “control share acquisition”, “business combination” or other similar anti-takeover statute or regulation (including Section 3-601 and 3-602 of the MGCL) enacted under applicable law is applicable to the Merger Agreement or the transactions contemplated by the Merger Agreement. Purchaser has not attempted to comply with any other state takeover statutes in connection with the Offer or the Merger. Purchaser reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Offer, Merger, the Merger Agreement or the transactions contemplated thereby, and nothing in this Offer to Purchase or any action taken in connection herewith is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer or the Merger, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Offer, Merger, or the Merger Agreement, as applicable, Purchaser may be required to file certain documents with, or receive approvals from, the relevant state authorities, and Purchaser might be unable to accept for payment or purchase Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 13—“Conditions of the Offer.”

Appraisal Rights. Pursuant to MGCL 3-202, no appraisal rights are available to the holders of Shares in connection with the Offer.

“Going Private” Transactions. Rule 13e-3 under the Exchange Act is applicable to certain “going private” transactions and may under certain circumstances be applicable to the Merger. However, Rule 13e-3 will be inapplicable if (i) the Shares are deregistered under the Exchange Act prior to the Merger or another business combination or (ii) the Merger or other business combination is consummated within one year after the purchase of the Shares pursuant to the Offer and the amount paid per Share in the Merger or other business combination is at least equal to the amount paid per Share in the Offer. Neither Parent nor Purchaser believes that Rule 13e-3 will be applicable to the Merger.

Legal Proceedings Relating to the Tender Offer. None.

16.	Fees and Expenses.

Parent has retained the Depositary and the Information Agent in connection with the Offer. The Depositary and the Information Agent will receive customary compensation, reimbursement for reasonable out-of-pocket expenses and indemnification against certain liabilities in connection with the Offer, including certain liabilities under the federal securities laws.

As part of the services included in such retention, the Information Agent may contact holders of Shares by personal interview, mail, electronic mail, telephone, telex, telegraph and other methods of electronic communication and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer materials to beneficial holders of Shares.

Except as set forth above, neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will upon request be reimbursed by us for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers.

17.	Miscellaneous.

The Offer is being made to all holders of the Shares. We are not aware of any jurisdiction in which the making of the Offer or the acceptance thereof would be prohibited by securities, “blue sky” or other valid laws of such jurisdiction. If we become aware of any U.S. state in which the making of the Offer or the acceptance of Shares pursuant thereto would not be in compliance with an administrative or judicial action taken pursuant to a U.S. state statute, we will make a good faith effort to comply with any such law. If, after such good faith effort, we cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Parent and Purchaser have filed with the SEC the Schedule TO (including exhibits) in accordance with the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. The Schedule TO and any amendments thereto, including exhibits, may be examined and copies may be obtained from the SEC in the manner set forth in Section 8—“Certain Information Concerning Reis” under “Available Information.”

The Offer does not constitute a solicitation of proxies for any meeting of Reis’s stockholders. Any solicitation of proxies which Purchaser or any of its affiliates might seek would be made only pursuant to separate proxy materials complying with the requirements of Section 14(a) of the Exchange Act.

No person has been authorized to give any information or make any representation on behalf of Parent or Purchaser not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be an agent of Purchaser, the Depositary or the Information Agent for the purpose of the Offer. Neither delivery of this Offer to Purchase nor any purchase pursuant to the Offer will, under any circumstances, create any implication that there has been no change in the affairs of Parent, Purchaser, Reis or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

Moody’s Corporation

Moody’s Analytics Maryland Corp.

September 13, 2018

SCHEDULE A

INFORMATION CONCERNING MEMBERS OF THE BOARDS OF DIRECTORS AND

THE EXECUTIVE OFFICERS OF PURCHASER AND PARENT

1.	Directors and Executive Officers of Purchaser.

Directors and Executive Officers of Purchaser. The following table sets forth as to each of the directors and executive officers of Purchaser as of September 5, 2018: (i) his or her name; (ii) citizenship; (iii) present principal occupation or employment, along with the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) material occupations, positions, offices or employment during the past five years. Unless otherwise indicated: (i) the current business address of each person is 7 World Trade Center at 250 Greenwich Street, New York, NY 10007; (ii) the current business telephone number of each person is (212) 553-0300; and (iii) the principal employer of each such individual is Moody’s Corporation, Moody’s Analytics, Inc. or Moody’s Shared Services, Inc., the business address of which is 7 World Trade Center at 250 Greenwich Street, New York, NY 10007.

Name, Country of Citizenship, Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Certain Other Information
Mark Almeida United States of America Director, Chairman of the Board and Chief Executive Officer

Almeida serves as director of Moody’s Analytics Maryland Corp. and has been President of Moody’s Analytics since January 2008. Prior to this position, Mr. Almeida was Senior Vice President of Moody’s Corporation from August 2007 to January 2008, Senior Managing Director of the Investor Services Group at Moody’s Investors Service, Inc. from December 2004 to January 2008 and was Group Managing Director of the Investor Services Group at Moody’s Investors Service, Inc. from June 2000 to December 2004. Mr. Almeida joined Moody’s Investors Service, Inc. in April 1988 and has held a variety of positions with the company in both the U.S. and overseas.

Keith Berry United Kingdom; United States Permanent Resident Director and President	Keith Berry serves as director of Moody’s Analytics Maryland Corp. and is the Executive Director responsible for Moody’s Analytics Emerging Business Unit, based in New York. The Emerging Business Unit aims to identify, research, and develop new business opportunities for Moody’s Analytics that are enabled by technology innovation. Prior to his current role, Mr. Berry has served as Head of Credit Assessment and Origination for the Enterprise Risk Solutions division based in Hong Kong, Head of Professional Services for the Enterprise Risk Solutions Division based in Paris, and Head of Software Engineering for the Enterprise Risk Solutions Division based in San Francisco. Mr. Berry joined Moody’s Analytics in 2008 from Barclays Global Investors where he spent 10 years in London and San Francisco in a variety of roles ranging from software developer to Head of Enterprise Architecture.

Sallilyn Schwartz United States of America Vice President, Treasurer	Sallilyn Schwartz serves as the Vice President, Treasurer of Moody’s Analytics Maryland Corp. and has served as the Vice President, Treasurer of Moody’s Corporation since October 2017. Prior to this role, she served as the Vice President, Investor Relations of Moody’s Corporation from January 2013 to October 2017.

Thomas Fezza United States of America Vice President, Global Tax	Thomas Fezza serves as Vice President, Global Tax of Moody’s Analytics Maryland Corp. and has served as the Vice President—Global Tax for the past five years for Moody’s Corporation.

Name, Country of Citizenship, Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Certain Other Information
Elizabeth M. McCarroll United States of America Corporate Secretary	Elizabeth M. McCarroll was named Corporate Secretary of Moody’s Analytics Maryland Corp. as of August 2018. She has served as Moody’s Corporation’s Corporate Secretary and Associate General Counsel since July 2018, as Associate General Counsel and Assistant Secretary since June 2015 and prior to that, as Assistant General Counsel and Assistant Secretary.

2.	Directors and Executive Officers of Parent.

Directors and Executive Officers of Parent. The following table sets forth as to each of the directors and executive officers of Parent as of September 5, 2018: (i) his or her name; (ii) citizenship; (iii) present principal occupation or employment, along with the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) material occupations, positions, offices or employment during the past five years. Unless otherwise indicated: (i) the current business address of each person is 7 World Trade Center at 250 Greenwich Street, New York, NY 10007; (ii) the current business telephone number of each person is (212) 553-0300; and (iii) the principal employer of each such individual is Moody’s Corporation, Moody’s Analytics, Inc. or Moody’s Shared Services, Inc., the business address of which is 7 World Trade Center at 250 Greenwich Street, New York, NY 10007.

Name, Country of Citizenship, Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Certain Other Information
Mark Almeida United States of America President—Moody’s Analytics

Mark Almeida has been President of Moody’s Analytics since January 2008. Prior to this position, Mr. Almeida was Senior Vice President of Moody’s Corporation from August 2007 to January 2008, Senior Managing Director of the Investor Services Group at Moody’s Investors Service, Inc. from December 2004 to January 2008 and was Group Managing Director of the Investor Services Group at Moody’s Investors Service, Inc. from June 2000 to December 2004. Mr. Almeida joined Moody’s Investors Service, Inc. in April 1988 and has held a variety of positions with the company in both the U.S. and overseas.

Basil L. Anderson United States of America Director	Basil L. Anderson is Chairman of the Governance & Nominating Committee and is a member of the Executive, Audit and Compensation & Human Resources Committees of the Board of Directors of Parent. Mr. Anderson served as Vice Chairman of Staples, Inc., an office products company, from September 2001 until his retirement in March 2006. Prior to joining Staples, Mr. Anderson served as Executive Vice President and Chief Financial Officer of Campbell Soup Company from April 1996 to February 2001. Prior to joining Campbell Soup, Mr. Anderson was with Scott Paper Company, where he served in a variety of capacities beginning in 1975, including Vice President and Chief Financial Officer from December 1993 to December 1995. He served as a director of Staples, Inc. from 1997 until 2016, Hasbro, Inc. from 2002 until May 2017 and Becton Dickinson from 2004 to 2018.

Jorge A. Bermudez United States of America Director	Jorge A. Bermudez is a member of the Audit, Governance & Nominating and Compensation & Human Resources Committees of the Board of Directors of Parent. He served as Chief Risk Officer of Citigroup, Inc., a global financial services company, from November

Name, Country of Citizenship, Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Certain Other Information
2007 to March 2008. Before serving as Chief Risk Officer, Mr. Bermudez was Chief Executive Officer of Citigroup’s Commercial Business Group in North America and Citibank Texas from 2005 to 2007. He served as Senior Advisor, Citigroup International from 2004 to 2006, as Chief Executive Officer of Citigroup Latin America from 2002 to 2004, Chief Executive Officer, eBusiness, Global Cash Management and Trade from 1998 to 2002 and Head of Citibank Corporate and Investment Bank, South America from 1996 to 1998. Mr. Bermudez joined Citigroup in 1975 and held leadership positions in other divisions, including equity investments, credit policy and corporate banking from 1984 to 1996. Mr. Bermudez currently is Chairman of the Texas A&M Foundation Board of Trustees (2014-present) and Chairman of the Smart Grid Center Board at Texas A&M University. He served as a director of Citibank N.A. from 2005 to 2008, Houston Branch from 2009 to 2011, the Federal Reserve Bank of Dallas from 2011 to 2017, the Association of Former Students, Texas A&M University from 2005 to 2012, the American Institute of Architects for the entirety of 2015, the Electric Reliability Council of Texas from 2010 to 2016 and as Chairman of the Community Foundation of Brazos Valley from July 2013 to July 2014 and presently chairs the Investment Committee.

Richard Cantor United States of America Chief Risk Officer—Moody’s Corporation and Chief Credit Officer—Moody’s Investors Service

Richard Cantor has served as Chief Risk Officer for Moody’s Corporation since December 2008 and Chief Credit Officer for Moody’s Investors Service since November 2008. From July 2008 to November 2008, Mr. Cantor served as Acting Chief Credit Officer. Prior thereto, Mr. Cantor was Managing Director of Moody’s Credit Policy Research Group from June 2001 to July 2008, after serving as Senior Vice President in the Financial Guarantors Rating Group. Mr. Cantor joined Moody’s in 1997 from the Federal Reserve Bank of New York, where he served as Assistant Vice President in the Research Group and was Staff Director at the Discount Window. Prior to the Federal Reserve, Mr. Cantor taught Economics at UCLA and Ohio State and has taught on an adjunct basis at the business schools of Columbia University and New York University.

Robert Fauber United States of America President—Moody’s Investors Service	Robert Fauber became President—Moody’s Investors Service effective, June 1, 2016. He served as Senior Vice President—Corporate & Commercial Development of Moody’s Corporation from April 2014 to May 31, 2016 and was Head of the Moody’s Investors Service’s Commercial Group from January 2013 to May 31, 2016. From April 2009 through April 2014, he served as Senior Vice President—Corporate Development of Moody’s Corporation. Mr. Fauber served as Vice President-Corporate Development from September 2005 to April 2009. Prior to joining Moody’s, Mr. Fauber served in several roles at Citigroup and its investment banking subsidiary Salomon Smith Barney from 1999 to 2005. From 1992-1996, Mr. Fauber worked at NationsBank (now Bank of America) in the middle market commercial banking group.

Name, Country of Citizenship, Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Certain Other Information
Vincent A. Forlenza United States of America Director	Vincent A. Forlenza is a member of the Audit, Governance & Nominating and Compensation & Human Resources Committees of the Board of Directors of Parent. He has served as a director of Becton, Dickinson and Company (“Becton Dickinson”) a global medical technology company, located at 1 Becton Drive, Franklin Lanes, New Jersey 07417, since 2011 and became Chairman of its board in 2012. Mr. Forlenza has served as Becton Dickinson’s Chief Executive Officer since 2011 and President from 2009 to April 2017. Prior to that, Mr. Forlenza served as Chief Operating Officer from July 2010 to October 2011. Mr. Forlenza joined Becton Dickinson in 1980 and served in a number of different capacities, including strategic planning, business development, research and development, and general management in each of Becton Dickinson’s segments and in overseas roles. Mr. Forlenza is a member of the board of directors and former chairman of the Advanced Medical Technology Association (AdvaMed), an international medical technology trade organization. He is a member of the Board of Trustees of The Valley Health System and a member of the Board of Directors of the Quest Autism Foundation. He previously served as a member of the Board of Trustees of Lehigh University from 2011 to 2017.

John J. Goggins United States of America Executive Vice President and General Counsel	John J. Goggins has served as Executive Vice President and General Counsel of Parent since April 2011 and as Senior Vice President and General Counsel of Parent from October 2000 until April 2011. Mr. Goggins joined Moody’s Investors Service, Inc. in February 1999 as Vice President and Associate General Counsel.

Kathryn M. Hill United States of America Director	Kathryn M. Hill is Chairman of the Compensation & Human Resources Committee and is a member of the Executive, Audit and Governance & Nominating Committees of the Board of Directors of Parent. Ms Hill has over 30 years of experience in business management and leading engineering and operations organizations. Ms Hill served in a number of positions at Cisco Systems, Inc. from 1997 to 2013, including, among others, Executive Advisor from 2011 to 2013, Senior Vice President, Development Strategy and Operations from 2009 to 2011, Senior Vice President, Access Networking and Services Group from 2008 to 2009 and Senior Vice President, Ethernet Systems and Wireless Technology Group from 2005 to 2008. Cisco designs, manufactures and sells Internet Protocol (IP)-based networking and other products related to the communications and information technology industry and provides services associated with these products. Prior to Cisco, Ms Hill had a number of engineering roles at various technology companies. Ms Hill currently serves as a director of NetApp, Inc. (2013-present) and Celanese Corporation (July 2015-present).

Name, Country of Citizenship, Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Certain Other Information
Melanie Hughes United States of America and the United Kingdom Senior Vice President and Chief Human Resources Officer	Melanie Hughes has served as Senior Vice President and Chief Human Resources Officer of Parent since September 2017. Prior to joining Parent, Ms. Hughes was Chief Human Resource Officer & Executive Vice President Human Resources at American Eagle Outfitters from July 2016 to September 2017 and served as Executive Vice President, Human Resources at Tribune Media from May 2013 to June 2016. She has held several senior management roles for many different companies such as Coach, Gilt Group, DoubleClick and UBS Warburg.

Mark Kaye United States of America Senior Vice President and Chief Financial Officer	Mark Kaye has served as Senior Vice President and Chief Financial Officer of Parent since August 2018. Before joining Moody’s, Mr. Kaye was Senior Vice President and Head of Financial Planning & Analysis for MassMutual Group from March 2016 to August 2018 and Chief Financial Officer for MassMutual U.S., the company’s domestic insurance and retirement plan operation from July 2015 to August 2018. Prior to joining MassMutual in 2015, Mr. Kaye held a range of senior financial leadership roles at Voya Financial (formerly ING U.S.) from February 2010 through July 2015. Mr. Kaye began his career in the investment banking division of Credit Suisse First Boston.

Raymond W. McDaniel, Jr. United States of America Director, President and Chief Executive Officer	Raymond W. McDaniel, Jr. has served as the President and Chief Executive Officer of Parent since April 2012, and served as the Chairman and Chief Executive Officer from April 2005 until April 2012. He currently serves on the Executive Committee of the Board of Directors. Mr. McDaniel served as Parent’s President from October 2004 until April 2005 and Parent’s Chief Operating Officer from January 2004 until April 2005. He has served as Chief Executive Officer of Moody’s Investors Service, Inc., a subsidiary of Parent, since October 2007. He held the additional titles of President from November 2001 to August 2007 and December 2008 to November 2010 and Chairman from October 2007 until June 2015. Mr. McDaniel served as Parent’s Executive Vice President from April 2003 to January 2004, and as Senior Vice President, Global Ratings and Research from November 2000 until April 2003. He served as Senior Managing Director, Global Ratings and Research, of Moody’s Investors Service from November 2000 until November 2001 and as Managing Director, International from 1996 to November 2000. Mr. McDaniel currently is a director of John Wiley & Sons, Inc. (2005-present) and a member of the Board of Trustees of Muhlenberg College (2015-present).

Henry A. McKinnell, Jr., Ph.D. United States of America Director, Chairman of the Board	Henry A. McKinnell, Jr. is Chairman of the Board of Directors and Chairman of the Executive Committee and serves as a member of the Audit, Governance & Nominating and Compensation & Human Resources Committees of the Board of Directors of Parent. Dr. McKinnell served as the Chief Executive Officer of Optimer Pharmaceuticals, Inc. from February 2013 until October 31, 2013. He served as Chairman of the Board of Pfizer Inc., a pharmaceutical company, from May 2001 until his retirement in December 2006 and

Name, Country of Citizenship, Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Certain Other Information
Chief Executive Officer from January 2001 to July 2006. He served as President of Pfizer Inc. from May 1999 to May 2001, and as President of Pfizer Pharmaceuticals Group from January 1997 to April 2001. Dr. McKinnell served as Chief Operating Officer of Pfizer Inc. from May 1999 to December 2000 and as Executive Vice President from 1992 to 1999. He served as the Chairman of the Accordia Global Health Foundation, is Chairman Emeritus of the Connecticut Science Center and is Life Director of the Japan Society. He currently serves as a director of ViewRay, Inc., Federal Street Acquisition Corp. and ChemoCentryx, Inc. He served as Chairman of Optimer Pharmaceuticals, Inc. until 2013 and Emmaus Life Sciences until 2015. He served as a director of Angiotech Pharmaceuticals, Inc. until 2011, Pfizer Inc. and ExxonMobil Corporation until 2007 and John Wiley & Sons until 2005.

Leslie F. Seidman United States of America Director	Leslie F. Seidman is Chairman of the Audit Committee and is a member of the Executive, Governance & Nominating and Compensation & Human Resources Committees of the Board of Directors of Parent. Ms Seidman has over 30 years of experience in the accounting profession, serving as a member of the Financial Accounting Standards Board (FASB) from 2003-2013, and as Chairman for approximately the last three years of her term. During her tenure, the FASB established numerous accounting standards relating to financial instruments, including securitizations, derivatives and credit losses and worked with regulators and policy makers in the U.S., and in other major capital markets to develop consistent accounting standards. Previously, Ms Seidman was the founder and managing member of a financial reporting consulting firm that served global financial institutions, law firms and accounting firms. From 1987 to 1996, Ms Seidman served as Vice President, Accounting Policy and in other roles at J.P. Morgan & Company, Inc. (now JPMorgan Chase & Co.) and from 1984 to 1987, Ms Seidman served as an auditor for Arthur Young & Co. (now Ernst & Young, LLP). Ms Seidman currently serves as a director of General Electric (2018-present) and a Public Governor of the Financial Industry Regulatory Authority (2014-present). She is also an advisor to Idaciti, Inc., a start-up fintech company (2017-present).

Bruce Van Saun United States of America Director	Bruce Van Saun is a member of the Audit, Governance & Nominating and Compensation & Human Resources Committees of the Board of Directors of Parent. He has served as Chairman and Chief Executive Officer of Citizens Financial Group, Inc., a large regional bank, located at One Citizens Plaza, Providence, Rhode Island 02903, since October 2013. He joined Citizens from the Royal Bank of Scotland Group, Plc, a global banking and financial services group. He led Citizens to a successful initial public offering in September 2014, and full independence from RBS in October 2015. At RBS, Mr. Van Saun served as Group Finance Director and as an executive director on the RBS board from 2009 to 2013. Prior to that, Mr. Van Saun held a number of senior positions with Bank of New York and later Bank of

Name, Country of Citizenship, Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Certain Other Information
New York Mellon over an 11-year period. As Vice Chairman and Chief Financial Officer, he was actively involved in the strategic transformation of Bank of New York from a diversified regional bank into a focused global securities servicer and asset manager. Earlier in his more than 30-year financial services career, he held senior positions with Deutsche Bank, Wasserstein Perella Group and Kidder Peabody & Co. Mr. Van Saun has served on a number of boards in both the U.S. and the U.K. He currently sits on the Federal Advisory Council and is a member of The Clearing House Supervisory Board. He also serves on the boards of the National Constitution Center, the Partnership for Rhode Island and Jobs for Massachusetts. He has previously served on the boards of The Royal Bank of Scotland Group plc and National Westminster Bank, Plc, each an RBS affiliate, from October 2009 to October 2013. He also served on the boards of ConvergEx Inc. from May 2007 to October 2013, Direct Line Insurance Group plc from April 2012 to October 2013 and WorldPay (Ship Midco Limited) from July 2011 to September 2013, and on the franchise board of Lloyd’s of London from September 2012 to May 2016.

Blair L. Worrall United States of America Senior Vice President—Ratings Delivery and Data

Blair L. Worrall has served as Senior Vice President – Ratings Delivery and Data of Parent in February 2013 and Head of Moody’s Investors Service Operations, Data & Controls since February 2016. He served as Head of Moody’s Investors Service Operations Ratings Transaction Services from January 2014 to February 2016. Mr. Worrall served as Senior Vice President-Internal Audit from April 2011 to February 2013 and as Vice President-Internal Audit from September 2007 to April 2011. He served as the Controller for Moody’s Investors Service Operations from November 2004 until September 2007. Prior to joining the Parent, Mr. Worrall was Vice President, Accounting for RCN Corporation from 2002 to 2004 and held various finance positions at Dow Jones & Company, Inc. from 1979 to 2001.

Gerrit Zalm The Netherlands Director	Gerrit Zalm is a member of the Audit, Governance & Nominating and Compensation & Human Resources Committees of the Board of Directors of Parent. He served as Chairman and Chief Executive Officer of ABN AMRO from 2009 to 2016. In 2008, Mr. Zalm served as Chief Financial Officer of DSB Bank N.V. and as its Chief Economist from 2007 to 2008. From 2007 to 2010, Mr. Zalm served as the Chairman of the Trustees of the International Accounting Standards Board. Mr. Zalm was Minister of Finance of the Netherlands from 2003 to 2007 and 1994 to 2002 and served in the Netherlands House of Representatives as the Parliamentary Leader of the VVD Party from 2002 to 2003. Prior to 1994, Mr. Zalm was head of the Netherlands Bureau for Economic Policy Analysis, held various positions at the Netherlands Ministry of Finance and Ministry of Economic Affairs and was a professor at Vrije Universiteit Amsterdam. Mr. Zalm has served as a director of Royal Dutch Shell since 2013.

The Letter of Transmittal, certificates for Shares and any other required documents should be sent by each stockholder of Reis or such stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

The Depositary for the Offer is:

By Mail: American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219	By Overnight Courier: American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219

Any questions or requests for assistance may be directed to the Information Agent at its telephone number and location listed below. Requests for additional copies of this Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent at its telephone number and location listed below. You may also contact your broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Banks and Brokers, Call Collect: (212) 269-5550

All Others Call Toll Free: (877) 732-3617

Email: REIS@dfking.com